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Exhibit 3

2002
Annual Report

Directors' Report & Review of Operations

        During fiscal year 2002, some 150,000 passengers sailed on cruises offered by Royal Olympic Cruise Lines for a total of approximately 961,500 passenger days. In the period under review the Company's fleet consisted of seven overnight cruise ships ranging in capacity from 450 to 836 passengers and in age of build from 1953—refurbished in 1972—to the two new state of the art cruise vessels delivered in 2000 and 2002.

        The Company continues to be the largest cruise operator in the Eastern Mediterranean with around a 55% market share of total industry berth days and the second largest cruise operator in the Mediterranean Region with a market share of a little over 9%.

        The second of the Company's new buildings, the Olympia Explorer was finally delivered in April 2002 and joined her sister ship the Olympia Voyager exactly 12 months after the expected date, due to the refusal by the Company to accept the vessel until some improvements were made to ensure that the quality of the cruise product offered to passengers was of the highest standard. The Olympia Explorer commenced operations in May 2002.

        After resolving all of the significant issues with the shipyard and as part of the agreement, Blohm+Voss provided the Company with a $6.0 million loan facility and also agreed to participate in the consortium financing of the Olympia Explorer.

        The late delivery of the new cruise vessel did mean, however, that the Company was unable to benefit from any contribution from the Olympia Explorer for the first five months of fiscal 2002.

Overview of 2002 Results

        Results for the year ended November 30, 2002 saw revenues decrease by 0.89% from $128.8 million in 2001 to $127.7 million reported in 2002. In fiscal 2001, the Company had chartered out three vessels at the time of the G8 conference in Genoa, Italy, from which it obtained substantial revenues, business which was not replicated in fiscal 2002. Additionally, the Stella Solaris did not operate in 2002, which was partially offset by the arrival of the Olympia Explorer for the last seven months of the fiscal year and the operation of more vessels in the winter season.

        For the year 2002, Royal Olympic Cruise Lines' fleet operated at 83% paid capacity throughout the year, up from 74.8% in fiscal 2001. It is estimated that some 19% of passengers in 2002 had previously cruised with the company.

        Operating expenses increased by 8.3% from $93.4 million in fiscal 2001 to $101.1 million in fiscal 2002. Expressed as a percentage of revenues, operating costs increased from 72.5% to 79.2% largely as a result of additional dry-dock and lay-up expenses in fiscal 2002 which increased by $1.8 million over the previous year, increased port charges and increased insurance costs. A write down of spare parts of $2.6 million was also effected as a result of reviewing the spare parts inventory.

        Selling and Administrative expenses increased by close to 2% from $25.4 million in fiscal 2001 to $25.9 million in fiscal 2002. As a percentage of revenues, selling and administrative expenses increased from 19.7% to 20.3%. The increase reflected a $0.3 million increase in general and administrative expenses, which were negatively impacted by the relative weakening of the US dollar, particularly payroll costs, which are expensed in Euros while a substantial part of the Company's revenues are in US dollars.

        Sales and Marketing expenses increased by 1.6%, from $9.0 million in fiscal 2001 to $9.2 million in fiscal 2002. The increase was expended primarily to support the promotion of the Olympia Voyager and the launch of the Olympia Explorer.

        Following a review of the book values of the current fleet in relation to future cash flows, one vessel, the Olympia I that had been held for sale and carried a net book value of $4,184,052 was subject to an impairment loss. Its net book value was reduced to $3,200,000. The reduction of $984,052 in 2002 was based upon an independent valuation.

        Depreciation increased by $1.4 million or 10.14% from $14.1 million in fiscal 2001 to $15.5 million in fiscal 2002. This increase was mainly due to additional depreciation of $3.1 million on the newly acquired Olympia Explorer. The Apollon retained its value in the year under review given its classification as "held for sale" throughout fiscal 2002 as against a $1.5 million depreciation in fiscal 2001, while the Stella Solaris was reclassified as "held for sale" for only nine months in fiscal 2002 and was therefore subject to only partial depreciation. The Seawing was depreciated for the full year in 2002, compared with only 10 months in fiscal 2001.

        Interest Expense decreased to $13.5 million in fiscal 2002 from $14.3 million in fiscal 2001. The decrease in interest rates—LIBOR Rate, London Inter-Bank Offered Rate—to below 2% in 2002 was the main contributory factor to the lower interest expense, despite the acquisition of the Olympia Explorer and the additional interest incurred since May 2002. As a percentage of revenues, interest fell from 11.1% in fiscal 2001 to 10.6% in 2002.

        Other income, net, was $2.6 million in fiscal 2002 compared to other expense, net, of $6.1 million in fiscal 2001. This was in large part accounted for by an amount of $9 million shipyard compensation obtained from Blohm+Voss shipyard upon delivery of the Olympia Explorer, offset by non-operating losses resulting from the valuation, interest and other rollover costs of financial instruments entered into by the Company in order to reduce the foreign exposure on the new building contracts. Foreign currency translation losses of $1.9 million in the year under review, up from a gain of $0.4 million in fiscal 2001 are also included in the other income, net, figure.

        EBITDA for fiscal 2002 reduced from $10.1 million in 2001 to a loss of $0.4 million in fiscal 2002, primarily due to increased operating expenses, the impairment loss, and reduced revenues that were impacted by continuing concerns over the international security situation and increasing tensions in the Middle East region.

        Results for fiscal 2002 showed a net loss of $26.8 million on net revenues of $127.7 million, compared to a net loss for fiscal 2001 of $25.5 million on net revenues of $128.8 million. In addition to the international factors effecting sales and passenger yields, the partial impairment of Olympia I, and the write off of spare parts inventory and rollover costs relating to financial instruments were contributory factors to the net result.

        Total assets as at November 30, 2002 stood at $508,435 million, representing little variation from fiscal 2001 at $508.7 million. Overall indebtedness increased by $143.6 million from $219.4 million as at November 30, 2001, to $363.0 million as at November 30, 2002. The net increase in debt of $143.6 million resulted from $165.8 million of additional debt, which included a $143 million loan, dated April 25, 2002, to finance the acquisition of Olympia Explorer, partly offset by principal payments of $22.2 million.

Fleet Review and Deployment

        In fiscal 2002, the Company operated seven cruise ships between March and November, two of which were also operated between December 2001 and March 2002. During the year under review, some 203 summer and 12 winter departures were offered covering more than 68 different cruise itineraries ranging from 3 to 21 days calling at over 75 destinations on 5 continents. Summer itineraries included cruising in the east and west Mediterranean, together with Western Europe. Winter itineraries in South and Central America included the Amazon River, Mexico, Equador, Peru, Chile, Argentina and Brazil. In addition, trans-Atlantic cruises made calls in the Mediterranean, the Caribbean and South America.

        The two new vessels, the Olympia Voyager and her sister ship, the Olympia Explorer, with their cruising speed of 28 knots, were very popular with passengers. The Olympia Voyager provided 11-17 day Amazon-Orinoco-Caribbean-Florida itineraries between December and June, returning to the Eastern Mediterranean between June and November for 7 day "Golden Fleece" itineraries. The

Olympia Explorer finally joined the fleet in May 2002 and completed successful 7 day "Grand Aegean/Grand Adriatic" cruises between July and November.

Future Outlook

        Your Board of Directors and Chief Executive Officer Mr. Yiannos Pantazis, together with the management team, continue to face the challenges of restructuring the Company's finances against a background of reduced demand for cruising in the Mediterranean region, particularly by clients from North America and the Far East who have traditionally represented a large proportion of Royal Olympic's passengers.

        The Iraq war and more recent SARS outbreak did nothing to support forward bookings at the beginning of 2003. However, from the end of May 2003, some improvement in enquiry was noted and this has translated into increased load factors as from end June 2003 sailings. With six ships operating in the Mediterranean during July, August and September 2003, the Company is hopeful of taking a significant passenger share despite heavy discounting by some of the mega-cruise carriers.

        For the winter season 2003/4, the Company has added a 46 day Miami to Los Angeles cruise via South America, Tahiti, Christmas and Easter Islands, plus a 16 day Grand Amazon Christmas Cruise. Bookings are currently significantly up on the same period last year, albeit fiscal 2002 was a difficult year due to regional conflicts and security concerns, all of which deflated demand.

        Looking ahead to the Athens Olympics in 2004, where Royal Olympic Cruises is an official sponsor of the Hellenic Olympic Committee, four cruise vessels have already been chartered, as at July 15, 2003, with two further vessels the subject of contract negotiations. With the Port of Piraeus being the home port of Royal Olympic Cruise Lines, the Company is optimistic in relation to the results of contracts already in place and further opportunities that will present themselves as a result of the major Athens event next year.

        The Board wishes to thank, once again, all the stakeholders in the Company for their continuing patience and support during these challenging times where much has been able to be achieved despite severe external pressures over which the Company has little or no control.

TABLE OF CONTENTS

• Description of Business	6
• Trading Market	16
• Selected Financial Data	17
• Operating and Financial Review and Prospects	19
• Quantitative and Qualitative Disclosures about Market Risk	28
• Directors and Senior Management	30
• Report of Independent Auditors	31
• Consolidated Financial Statements	32
• Notes to the Consolidated Financial Statements	35

• Description of Business

        We are the largest cruise operator in the Eastern Mediterranean, with approximately 55% of total industry berth/days capacity in 2002. We are the second largest cruise operator in the Mediterranean, with approximately 9.1% of total industry berth/days capacity in 2002. We try to create unique vacation experiences by offering destination-oriented cruises to sites of historical and cultural significance, combined with high standards of accommodation and passenger service.

        Our fleet in 2002 consisted of seven overnight cruise ships, ranging in capacity from approximately 450 to 836 passengers. From March to November, we offer cruises of three to 21 days that call on an aggregate of more than 49 destinations in the Eastern Mediterranean, with over 215 separate departures. Between December and April, we operate two ships, offering cruises from Fort Lauderdale to the Amazon and Orinoco River and South and Central America, and a third vessel is chartered to a German tour operator for cruising in the Mediterranean from Italy to the Canary Islands. A fourth vessel was chartered during the winter of 2002 in South Africa. In 2002, approximately 152,500 passengers sailed on cruises that we offered for a total of approximately 961,500 passenger days. Our vessels, all of which are Greek flagged, sailed at approximately 83% paid occupancy throughout the year.

        In the past several years we have expanded and modernized our fleet. In June 2000 we took delivery of the Olympia Voyager, a new 836 passenger cruise ship, built by Blohm + Voss in Hamburg, Germany. In April 2002 we took delivery of Olympia Explorer, a sister ship built by the same shipyard. We refer to these ships as the "Newbuildings." The Newbuildings can cruise at speeds of up to 28 knots, which is eight to 10 knots faster than most competitors' cruise ships. With the Newbuildings, we can offer itineraries that visit more ports of call and offer passengers more time to tour points of interest during the traditional seven and 11-day voyages. For example, we can offer seven-day cruises with the same destinations that we currently offer on 11-day voyages with conventional speed vessels.

History

        In December 1995, the owners of two cruise lines, Sun Line and Epirotiki, combined operations to form a joint venture called Royal Olympic Cruises, or ROC. In January 1998, Royal Olympic Cruise Lines Inc. was formed, under the laws of Liberia, by the owners of ROC and completed its initial public offering. The principal executive offices of the Company are located at 87 Akti Miaouli, 18 538 Piraeus, Greece. Its telephone number is (30) 210 429 1000.

        As a result of the reorganization and the public offering, each of the joint venture's two partners, Silk Navigation Ltd. (indirectly owned by the Potamianos family) and Darren Investment Limited (indirectly owned by the Keusseoglou family) held a 50% interest in ROC Holdings Ltd., which in turn held 7,197,500 shares, or 51.4% of our common stock. The remaining 6,800,000 shares were sold to the public.

        Epirotiki was founded as a cargo and passenger shipping company approximately 150 years ago by George Potamianos. Beginning in 1954, under the leadership of Anastassios Potamianos, the grandson of the founder and the father of George and Andreas Potamianos, Epirotiki focused its business on cruise ship operations and pioneered cruises in the Aegean Sea in conjunction with the Hellenic National Tourist Office. At the time ROC was formed, Epirotiki operated nine ships, including the Triton, the Odysseus and the Apollon, which we currently own, the Olympic, which we acquired and sold in 1998, and the Orpheus, which operates independently from us, but which we presently manage for a corporation indirectly owned by members of the Potamianos family. For more information, read "Major Shareholders and Related Party Transactions". The late Charalambos Keusseoglou and Isabella Keusseoglou founded Sun Line in 1958 to operate luxury cruises in the Aegean Sea. At the time of the formation of ROC, Sun Line operated three ships from its base in Piraeus, Greece, including the Stella Solaris and Stella Oceanis, which we currently own.

        Following the commencement of operations in the Aegean Sea, each of Epirotiki and Sun Line expanded to operate cruises in other parts of the world. In the 1960's, both Epirotiki and Sun Line began offering Caribbean itineraries and Epirotiki was one of the first cruise companies to offer cruises to Alaska. Beginning in 1975, Sun Line pioneered cruises to Mayan sites and in the 1980's was the first cruise line to offer cruises along the Amazon River. In 1994 and 1995, Epirotiki operated as part of a joint venture between Epirotiki's owner and Carnival Cruise Lines. This joint venture was terminated in April 1995 prior to the formation of ROC.

        On December 22, 1999, Louis Cruise Lines Limited, a publicly-traded Cypriot company, controlled by Mr. Costakis Loizou, acquired a 70% interest in the share capital of ROC Holdings Inc. Darren Investment sold its entire 50% interest in ROC Holdings and Silk Navigation sold 40% of its interest in ROC Holdings (i.e., 20% of the total) to Louis Cruise Lines. In February 2002, Louis Cruise Lines transferred its interest in ROC Holdings to Louis Tourist Agency Limited, its controlling shareholder.

        On April 25, 2002, Silk Navigation reacquired 20% of ROC Holdings from Louis Tourist Agency. As a result, as of the date of this report, Silk Navigation and Louis Tourist Agency each hold a 50% interest in ROC Holdings. See "Major Shareholders and Related Party Transactions".

Operations

Company Fleet

        We operated seven ships between March and November 2002, two of which we also operated between December 2001 and March 2002. We offer overnight itineraries ranging from three to 21 days. The following table presents summary information concerning our current fleet.

Vessel	Passenger Capacity	Primary Areas of Operation	Year Built/Refurbished(1)
Odysseus	400	Eastern Mediterranean, Baltic Sea	1962/1988
Stella Solaris	610	Eastern Mediterranean, Black Sea Caribbean, Amazon, South America (No trade in 2002)	1953/1972
Stella Oceanis	294	Eastern Mediterranean (No trade in 2002)	1965
Triton	670	Eastern and Western Mediterranean	1971
Olympia I	1050	Aegean (No trade in 2001 and 2002)	1953
World Renaissance	480	Eastern Mediterranean	1965
Olympia Countess	800	Eastern Mediterranean	1976
Olympia Voyager	836	Eastern Mediterranean, Amazon, Orinoco & Central America	2000
Apollon	800	On Charter to an unaffiliated cruise operator in 2001—No trade in 2002	1961/1998
Seawing	780	On charter to Airtours Plc	1971/1995
Olympia Explorer	836	Eastern Mediterranean, the Caribbean, Central and South America	2002

(1)
A refurbishment is an extensive reconstruction or major renovation of staterooms, public areas and mechanical equipment.

        The Odysseus was built in 1962 by Society Espanola Shipyard (Spain) and was refurbished when it was acquired by Epirotiki in 1988. It has a passenger capacity of 400 passengers and primarily operates in the Mediterranean and the Baltic from March to November and in South and Central America from December to February. The Odysseus features an outdoor pool, jacuzzis, a hospital, a fitness center and spa, a beauty shop, a showroom, four bars and lounges, a casino, shops, a library and a child care program. Over 90% of the cabins on board the Odysseus are outside cabins.

        The Stella Solaris was built in 1953 by Ateliers Chantiers de France (France) and was acquired by Sun Line in 1970 and refurbished in 1972. It has a passenger capacity of 610 passengers and operates in the Mediterranean from March to November and in South and Central America from December to February. The Stella Solaris features two outdoor pools, a fitness center and a spa, a beauty shop, a cinema, a disco, a hospital, showrooms, four bars and lounges, a casino, shops, two libraries and a child care program.

        The Stella Oceanis was built in 1965 by Cantiere Riuniti Trieste (Italy) and was acquired by Sun Line in 1967. It has a passenger capacity of 294 passengers and primarily operates in the Mediterranean. The Stella Oceanis features an outdoor pool, a fitness center, a hospital, three bars and lounges, shops, a library and a card room.

        The Triton was built in 1971 by Rotterdamsche Dry Dock (Holland) and was acquired by Epirotiki in 1992. It has a passenger capacity of 670 passengers and primarily operates in the Mediterranean. The Triton features an outdoor pool, a fitness centre, a hospital, a beauty shop, a showroom, four bars and lounges, a casino, shops, a library and a child care program.

        The Olympia I was built in 1953 by Ansaldo S.p.A. (Italy). It has a passenger capacity of 1,050 passengers. In fiscal 2002 this vessel was not operated. The Olympia I features three restaurants, lounges, an outdoor pool, two show lounges, shops and large deck areas. The Company acquired the Olympia I in 1997 from an affiliate for the assumption of $5.0 million of debt respecting such vessel.

        The World Renaissance was built in 1965 by Chantiers de l'Atlantique (France). We acquired it in 1997 from PT Awani Modern Group for $14.0 million. The World Renaissance has a passenger capacity of 480 and features bars, lounges, two outdoor pools, show lounges, a dining room, a disco, a fitness center, a hospital, a beauty salon and shops.

        The Olympia Countess (formerly, the Cunard Countess) was built in 1976 by Burmeister and Wain (Denmark). We acquired it in 1997 from PT Awani Modern Group for $32.0 million. The Olympic Countess has a passenger capacity of 800 and features lounges, an outdoor pool, large deck areas, a golf driving range, shops, four bars, a casino, a show lounge, a disco, a fitness center, a beauty salon, a hospital, two lounges, a library, a card room and a dining room.

        The Olympia Voyager was delivered from the Blohm + Voss Shipyard in Hamburg on June 15, 2000 and christened on June 22 by His Excellency the President of the Hellenic Republic, Mr. Constantinos Stefanopoulos, and immediately began her Mediterranean cruises. The vessel, which cost DM305 million to build, has a passenger capacity of 836 and features bars, lounges, an outside pool, show lounges, a discotheque, a fitness center, a hospital, a beauty salon and shops. The ship has a cruising speed of 28 knots, making her one of the fastest cruise ships presently operating.

        In February 1998, we acquired the Apollon from Marianne Shipping Inc., a corporation owned by members of the Potamianos family. It has a passenger capacity of 800 and features bars, lounges, an outdoor pool, show lounges, a dining room, a disco, a fitness center, a hospital, a beauty salon and shops. The Apollon was refurbished with approximately $12.0 million of the proceeds from our 1998 initial public offering of common stock. The vessel had been chartered for five years (through 2002) to Direct Aviation Ltd. (U.K.), which is a subsidiary of Airtours Plc, for the summer seasons for periods of 210 days per year, except for 1998 when the lease period was 191 days. However, in 2000 Airtours did not use the vessel, paying us $9.0 million in compensation. In January 2001, we and Airtours mutually agreed to cancel the remaining two years of the Apollon charter. We operated the Apollon in the Mediterranean during the 2002 summer season on three and four day cruises from Piraeus to the Greek Islands. See "Major Shareholders and Related Party Transactions".

        The Seawing was constructed at the Cantieri Navale del Tirreno et Riuniti shipyard in Italy in 1971, and was extensively refurbished in 1995. The vessel has a lower berth capacity of 784 beds and features an outside swimming pool, bars, a dining room, fitness and beauty center, disco, a hospital, shops and a casino. In January 2001, we entered into an agreement with Airtours pursuant to which Airtours would bareboat charter the Seawing to us for four years and would time charter the ship back for 240 days per year for five years. The Airtours charter is a full time charter with all onboard services and revenues for our account. At the end of the fourth year, we have the option to purchase the vessel for a nominal sum.

        The Olympia Explorer, the second of our two new 836 passenger cruise ships built by Blohm + Voss in Hamburg, Germany, was delivered on April 25, 2002. The Olympia Explorer, like her sister ship, Olympia Voyager, our first Newbuilding, is able to cruise at speeds of up to 28 knots, which is eight to 10 knots faster than most conventional cruise ships. Blohm + Voss is an experienced designer and builder of ships.

        Although Blohm + Voss was supposed to deliver the second Newbuilding on April 27, 2001 and the ship was to commence operations in May of 2001, we did not accept delivery of the ship from Blohm + Voss until some improvements were made to the vessel to ensure that the quality of the product offered to our passengers was of the highest standard. After resolving all significant issues between us, we took delivery of the ship from Blohm + Voss in April 2002, and it commenced operations in May. As part of our agreement, Blohm + Voss provided us a $6.0 million loan facility and also agreed to participate in the consortium financing in respect of the Olympia Explorer.

        The speed of the Newbuildings allows them to visit more ports of call within the same time periods currently offered. It is possible, for example, to schedule a seven day cruise commencing in Venice that will visit the Greek Islands and Istanbul and return, which would not be feasible with a conventional speed cruise ship. Currently, many passengers seek a seven or 11-day cruise and the Newbuildings provide them the opportunity to cover more of the main destinations and sites of the region within the traditional time frames. The faster cruising speed of the Newbuildings also allows us to introduce innovative itineraries during the winter months in America, where the distances between destinations are even greater than in the Mediterranean. In addition, since the Newbuildings can get from one destination to another more quickly than conventional cruising ships, passengers have more time in port to tour the destinations. Like our other vessels, the capacity of the Newbuildings is smaller than that of vessels that some of our larger competitors operate, some of which carry in excess of 2,000 passengers. This is consistent with our strategy of offering more intimate cruises, with no more passengers than can practically disembark and tour the smaller and more picturesque Greek islands (such as Mykonos and Santorini) currently included in our itineraries.

Itineraries

        In 2002 we offered approximately 203 departures in the summer and approximately 12 departures in the winter. In total, we offer more than 68 different cruise itineraries, ranging from three to 21 days calling at over 75 destinations on five continents. Our summer itineraries include the eastern Mediterranean (Greece, the Greek Islands and Turkey) the western Mediterranean (Italy, France and Spain), and western Europe (Portugal, France and Britain).

        Winter itineraries in South and Central America include the Amazon River, Mexico, Ecuador, Peru, Chile, Argentina and Brazil. In addition, we offer trans-Atlantic cruises with calls in the Mediterranean, the Caribbean and South America.

        In recent years, we offered voyages from Argentina to Chile via the Straits of Magellan, cruises in the Baltic and Black Seas and up the Norwegian fjords and "theme cruises" based upon religious destinations, solar eclipses, and other events.

        We offer "tour" packages, which include airfare and land-based accommodations in addition to the cruise, and "cruise-only" packages. Prices vary depending on the type of package, as well as the size and location of the cabin, the itinerary and the time of year that the sailing takes place. The cruise price includes shipboard accommodations and all meals, services and entertainment provided on board. Drinks, gift shop purchases, shore excursions and other similar personal expenses are not included in the cruise price.

        The following table summarizes our 2001/2002 and 2002/2003 itineraries:

Vessel(s)	Cruise Length	Destinations	Cruising Dates
WINTER 01/02
Olympia Voyager	11-17 days	Amazon/Orinoco Caribbean Southbound, including the ports of Fort Lauderdale, Houston, San Juan, Tortola, Barbados, Amazon/Orinoco River and Manaus. Amazon Caribbean North-bound, including the ports in various cities in Brazil and Trinidad, Martinique, St. Thomas	Dec.-June
Triton	Charter	Various seaports in Western Mediterranean, Canary Islands and Caribbean islands.	Nov.-May
TRANSATLANTIC CRUISES
Olympia Voyager	7 days	Ports in Italy, Greece, Spain, France, Morocco, Portugal	Nov.-Dec.
SUMMER 2002
Olympia Countess	3&4 days	Aegean Discovery Aegean Classic	May-Oct
World Renaissance	3, 4 & 7 days	Aegean Discovery Aegean Classic Golden Fleece	Mar.-Oct.
Odysseus	7 days	Treasure of the Mediterranean	May-Oct.
Triton	7&10 days	Mediterranean Dream	May-Nov.
Olympia Voyager	7 days	Golden Fleece/Mayaribean (Galveston Texas)	June-Nov.
Olympia Explorer	7 days	Grand Aegean/Grand Adriatic	July-Nov.
Seawing	Charter	Cyprus and Greek Islands
WINTER 02/03
Seawing		Far East	Dec.-April
Olympia Voyager		same as 01/02	Dec.-April
Olympia Explorer		Round South America	Dec.-April
Olympia Countess		Round Africa	Nov.-April

Sales and Marketing

General

        Our 25 person Sales Department (including Reservations Department) stationed in Piraeus, Greece, and our sales offices in New York (with 30 employees plus 3 independent and 5 salaried sales people), London (with 7 employees) and Paris (with 10 employees) coordinate our sales and marketing efforts. We also have a sales office in Rome with 4 employees, which is a joint venture with an independent travel agent, and 24 general sales agents around the world. Our 2002 marketing and sales budget was approximately $9 million. We print colorful brochures describing our winter and summer itineraries in English, French, German, Greek, Italian, Dutch, Portuguese, Spanish, Turkish and Japanese, with folders also printed in Chinese and Russian. In addition, we advertise our cruises in major print and broadcast media around the world, and maintain a site on the Internet's worldwide web describing ourselves, our vessels and our various itineraries. We are an official sponsor of the Hellenic Olympic Committee and plan to offer Olympic-themed cruises in the two years leading up to the 2004 Olympics in Athens.

        In all of our advertising material, we market our cruises as innovative, destination-oriented cruises aboard a fleet of intimate, medium-sized vessels. We position our cruises as a high-quality product with personal, friendly service in a relaxed atmosphere. Our target customer is the middle-aged, more educated and discerning traveller who seeks a vacation that is both luxurious and intellectually satisfying.

        We market our cruises through independent travel agents, tour operators and, to a lesser extent, charters offered directly to groups and organizations and direct sales to customers. Because few passengers purchase a cruise to the Mediterranean, Europe or South and Central America at the last minute, we depend on travel agents and tour operators to promote our cruises in advance. The number and variety of our regularly scheduled cruises allows travel agents and tour operators flexibility and certainty in designing their travel plans.

        On occasion, we may charter an entire cruise to a single customer, who then arranges for the passenger bookings. This type of customer includes educational and social organizations, like the Smithsonian Institute, the Metropolitan Museum, the Museum of Natural History, the Harvard Club and corporations, including Toyota and General Electric.

Travel Agent Support

        Travel agencies normally receive a commission of 10% to 20% on each sale based on the number of bookings. Travel agents also book large groups well in advance of the departure dates, at which time we receive partial payments.

        We believe that maintaining personal contact with travel agency owners, managers and front line retail agents is essential to building and maintaining travel agency awareness of our products and maintaining loyalty. No single travel agency accounted for more than 4.3% of our revenues in fiscal 2002. Our sales staff communicate with travel agents and encourages promotion of our products by advertising in the principal weekly and monthly travel agency publications.

        We have implemented several programs to maintain and further our relationship with travel agencies, including preferential commission plans, which allow higher commissions for greater sales volume and are designed to enable travel agents that produce substantial bookings of cruises with us to maximize their earnings.

Tour Operators

        We received approximately 43% of our fiscal 2002 ticket revenues from tour operators. Tour operators purchase large blocks of bookings and resell them to travellers as part of packages that may include airfare, accommodations and land-based travel. Sales to tour operators, which are generally made well in advance of the cruising season, are important in that they provide us an early indication as to whether scheduled cruises will have the necessary minimum number of passengers. Major tour operators book large numbers of berths from nine to 12 months in advance of the cruise season that they resell as part of tour packages that can include airfare, accommodations and land-based travel. These early reservations are not binding, but they enable us to project berth availability and to implement marketing strategies designed to sell the remaining cabin space.

        We believe that our wide and reliable selection of departure dates and cruise lengths offers tour operators great flexibility in assembling a detailed tour package. No single tour operator accounted for more than 4.3% of our ticket revenues in fiscal 2002.

Repeat Passengers

        Marketing to repeat passengers is an important element of our strategy. We add each cruise passenger to our extensive mailing list. They receive periodic mailings of brochures, information about upcoming cruises and special offers. In 2002, passengers who had previously sailed on cruises with us represented approximately 19% of total bookings, approximately 20% of the bookings on our cruises of seven days or longer in the eastern Mediterranean and approximately 26% of the bookings on our cruises of 10 days or longer in South and Central America, such as the Amazon, Christmas and Mayan Equinox cruises.

Ship Operations and Vessel Management

Shipboard Activities

        Our hotel department coordinates all shipboard activities for passengers. Our ships offer a wide variety of shipboard activities, services and amenities, including swimming pools, sundecks, beauty salons, exercise facilities, gaming facilities (which operate while the ships are at sea), lounges, bars, entertainment and retail shopping. Each cruise features one or more formal and/or semi-formal dinners, and one night on each cruise is "Greek Night" when members of the crew entertain passengers with traditional Greek music and entertainment.

        A unique and essential element of each cruise is the packaged excursion at each port of call. We market our cruises in part based on the destinations, and almost all passengers generally disembark at each port to visit the sites. We make arrangements for local transportation, tour guides, admission prices and meals in connection with the onshore excursions. Sales of packaged excursions are an important source of additional revenue. We also realize additional revenue from gaming, the sale of alcoholic and other beverages and the sale of gift shop items. Some onboard activities, primarily the shops, casinos and photographic studios are operated by independent concessionaires. Since March 2001, Louis Duty Free Shops Ltd., an affiliate of Louis Cruise Lines, has held the concession to operate the duty free shops on all of our vessels.

Marine Operations Department

        Our Marine Operations Department has overall responsibility for the safe and smooth operation of our ships. The Marine Operations Department is responsible for the hiring and training of each ship's officers and crew, the operation of each ship in compliance with Greek and international shipping rules and regulations, the purchase of bunkers (i.e., fuel), and arrangements through local agents for each ship's arrival in its many ports of call. Our vessels fly the Greek flag and our crews are required to be predominantly Greek.

Technical Department

        Since February 2000, Liger Marine Consultants Ltd. has acted as consultants to oversee the management of our Technical Department.

        Our Technical Department works in conjunction with the Greek shipping authorities, representatives of the classification societies and insurers to develop and implement a comprehensive schedule of ongoing maintenance providing for regular checking, upgrading and replacement of every component of the ship. Each ship annually undergoes a period of five to seven days of inspection, routine maintenance and necessary repairs.

Suppliers

        Our largest purchases are food and related items, bunkers, advertising, hotel supplies and products related to passenger accommodations. Our largest operating expenses other than crew wages are purchases of food, fuel and, especially for fiscal year 2002, the lay-up and drydocking expenses, which have exceeded the regular range and have reached $10.3 million due to the continued upgrade of our recently acquired vessels. Most of the supplies we require are available from numerous sources at competitive prices. From time to time, we hedge against volatility in the price of fuel by purchasing forward contracts. We purchase all supplies subject to periodic competitive bidding. None of our suppliers provided goods or services representing in excess of 6.0% of our revenue in fiscal 2002.

Insurance

        Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, or P&I, is available through mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group Protection and Indemnity Associations. Third-party liabilities covered by this insurance include, among other things, cruise member and passenger claims for personal injury and claims related to oil pollution. We maintain protection and indemnity insurance on each of our ships through membership in the West of England Protection & Indemnity Club, and the Steamship Mutual Protection & Indemnity Club.

        We presently maintain insurance covering the hull and machinery of each of our ships through Cambiaso Risso & C. in Genoa, Italy in an amount related to the ship's value as well as business interruption insurance covering situations in which a ship is unable to operate during scheduled cruise periods due to loss or damage.

        We have achieved significant reductions in our P&I and hull and machinery insurance premiums with the assistance and good record of Louis Cruise Lines and the pooling of the two companies' fleets.

        We maintain war risk insurance on each ship through the London Market. This coverage includes physical damage to the ship and protection and indemnity risk related to war-related incidents. This coverage is excluded from hull and machinery policies by reason of war exclusion clauses, while under P&I coverage, this coverage is in an excess layer only.

        We maintain insurance coverage for shore side property, shipboard consumables and inventory and general liability risk with insurance underwriters in the United States and the United Kingdom.

        All insurance coverage is subject to certain limitations, exclusions and deductible levels. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. Our insurance premiums follow the cyclical movements in the insurance industry. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed commercially acceptable, and we believe that our insurance is adequate to protect us against most losses. We believe, based on our experience, that we will be able to continue to obtain sufficient insurance coverage at commercially reasonable rates.

Trademarks

        We currently have two trademark applications pending relating to the name ROYAL OLYMPIC CRUISES. We filed one application with the Greek Registration Authority (Ministry of Commerce) and the other with the European Union's Office for Harmonization in the Internal Market (Trade Marks and Designs) in Alicante, Spain. Our logo is a combination of the logos that Epirotiki and Sun Line formerly used, and that the Potamianos and Keusseoglou families, respectively, still own. The owners of the individual family logos have licensed them to us for use in the combined form pursuant to a perpetual, royalty-free license. However, we cannot further transfer our rights in the logo, and these rights would revert to the owners upon our bankruptcy or dissolution.

        United States Federal law grants to the United States Olympic Committee the exclusive right to the word "Olympic" and certain variations of that word in the United States. The law could be construed to preclude the use of the word by us in trade or business in the United States. The United States Olympic Committee have challenged our use of our name, and have requested that we replace the word "Olympic" in our name with "Olympia". We agreed to name the Newbuildings Olympia

Explorer and Olympia Voyager, rather than Olympic Explorer and Olympic Voyager as originally intended.

Competition

        We compete with other cruise line operators offering similar itineraries, as well as with those cruise lines whose marketing focus is on the amenities of the ships, rather than the destinations. In addition, like all cruise line operators, we compete with other vacation alternatives, such as holiday packages (resort hotels) and cultural destinations.

        Currently, approximately six other companies offer a variety of ten or more cruises annually with Mediterranean itineraries (other cruise lines offer cruises with only a limited number of stops in the area). The repeal of the cabotage rules for European Union flagged cruise ships on January 1, 1999 has lead to increased competition in our market by allowing these competitors and others to offer itineraries similar to ours.

        Based on passenger capacity, we are currently the second largest operator in the Mediterranean with 1,247,000 berth/days, approximately 9.1% of overall 2002 capacity in this area. The largest operator in the Mediterranean is Costa Crociere SpA ("Costa"), with approximately 15.0% of overall 2002 capacity. Costa is owned by Carnival Corporation, which also operates Carnival, Holland America Cruise Lines and Cunard Lines.

        We also compete with Carnival, Festival Cruises, Mediterranean Shipping Cruises Limited, P&O Cruises Limited and Celebrity Cruises in the Mediterranean market. Our major competitors for winter cruises in Central and South America are Holland America and Costa. We compete based on the quality of our service, the popularity of our destinations, the friendly environment on the vessels and, to a lesser degree, on the competitiveness of our pricing.

        Cruise line operation is a service-oriented business and we believe that our high percentage of repeat business (an estimated 19% of our passengers in fiscal 2002 had previously sailed with us) is indicative of our ability to compete in our markets.

Regulation

        We are subject to various Liberian, Greek, United States and international laws, regulations and treaties.

        Each of our ships is registered in Greece and is thus subject to Greek regulations, as well as regulations issued pursuant to international treaties governing the safety of ships and their passengers. The Greek shipping authorities conduct periodic inspections to verify compliance with these regulations.

        Until January 1, 1999, Greek legal requirements known as the "cabotage rules" precluded non-Greek flagged vessels from conducting cruises calling at Greek islands if the ports of embarkation and final disembarkation were Greek ports. As a result, we were the only major cruise operator entitled to begin and end cruises that included Greek islands in Piraeus. However, because our ships sail under the Greek flag, our crews were required to be predominantly Greek. As a result, our crew costs were significantly higher than those of some of our competitors whose ships sail under flags of countries that allow crews to include non-union foreign nationals. The Greek cabotage rules with respect to cruise ships that fly the flag of a member of the European Union were repealed on January 1, 1999.

        On December 18, 1998 the Greek Ministry of Merchant Marine issued instructions (No. 1151.65.1.98.4.8.98) to all Greek Port Authorities and Coast Guard that under their interpretation of the European Union regulations concerning manning, any ship registered over 650 tons, sailing under a European Union flag and operating cruises with embarkation and disembarkation in Greek ports would have to strictly follow the Hellenic Rules concerning manning. These rules require a minimum number of Greek or other EU nationals among the crew who must be paid according to the Greek Collective Agreement.

        As a result, a non-Greek European Union vessel will incur substantially the same crew cost as would a Greek flag vessel sailing these routes. Thus, under this interpretation by the Greek Ministry, non-Greek flag vessels will not achieve any competitive advantage as a result of the repeal of the cabotage rules.

        Our ships are required to comply with international safety standards adopted by the International Maritime Organization, or the IMO, an agency organized by the United Nations whose purpose is to develop international regulations and practices, as part of the Safety of Life at Sea Convention, or SOLAS. SOLAS standards impose a variety of structural standards designed to improve passenger safety, including SOLAS fire safety standards.

        Many countries have ratified and agreed to follow a stringent liability scheme concerning oil pollution adopted by the IMO, which among other things, imposes strict liability for pollution damage subject to certain defences and to certain monetary limits, which monetary limits do not apply where the spill is caused by the owner's actual fault or privity with the offending party, or by the owner's intentional or reckless conduct. In jurisdictions that have not adopted the IMO oil pollution liability scheme, various regional, national or local laws and regulations govern.

        The Olympia Voyager calls at United States ports and, therefore, is subject to United States federal and state laws and regulations regarding environmental protection. We have obtained a Vessel Certificate of Financial Responsibility from the United States Coast Guard demonstrating our ability to address liability under the Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act.

        The operation of our vessels is affected by the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, which requires shipowners and bareboat charterers to develop an extensive Safety Management System, which includes policy statements, manuals, standard procedures and lines of communication. Non-compliance with the ISM Code could subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels, denial of permission to enter ports or detention by port authorities. We and each of our vessels are ISM certified.

        Our vessels must also meet technical and safety requirements imposed by Lloyd's Register and Germanischer Lloyd Societies, the classification society to which each vessel belongs, and the country of each vessel's flag. We believe that we are in substantial compliance with all of these technical and safety requirements.

        Collectively, these environmental laws, regulations and treaties impose a variety of requirements upon us. We believe we are in material compliance with all applicable laws, treaties and regulations and have all licenses necessary to the conduct of our business, but it is possible that the future costs of compliance with these laws, regulations and treaties will have a material adverse effect on our business, results of operations, or financial condition.

• Trading Market

        Our Common Stock is traded on the NASDAQ National Market under the symbol "ROCLF" and on EASDAQ under the symbol "ROCL".

        The following table reflects the high and low closing bid prices on NASDAQ for Common Stock during each of the 1998, 1999, 2000, 2001 and 2002 fiscal years, each quarter of fiscal 2001 and 2002 and for the most recent six months.

		Common Stock
Reference Period
		High	Low
		(in Dollars)
Four Most Recent Fiscal Years
2002		3.09	1.48

2001		3.00	0.60
2000		4.75	2.40
1999		4.89	2.31
1998		18.87	2.62
Most Recent Quarters
2002	Fourth quarter	3.09	1.81
	Third quarter	2.68	1.52
	Second quarter	2.62	2.15
	First quarter	3.00	1.48
2001	Fourth quarter	2.00	0.60
	Third quarter	2.70	1.52
	Second quarter	2.70	1.85
	First quarter	3.00	2.13
Most Recent Six Months
April 2002		2.20	1.31
March 2002		2.20	1.46
February 2002		2.25	1.08
January 2002		1.72	1.10
December 2001		2.25	1.00
November 2001		3.09	2.29

        The closing price on May 29, 2003 was $2.30. As NASDAQ is the principal trading market for our Common Stock, substantially all shares are held in "nominee names" in the United States. So we are unable to determine the number of beneficial owners of Common Stock who are "U.S. persons".

• Selected Financial Data

        The following table sets forth our selected consolidated financial and operating data at and for the years ended November 30, 2002, 2001, 2000, 1999 and 1998. The selected financial data at November 30, 2002 and 2001 and for the years ended November 30, 2002, 2001 and 2000 have been derived from our consolidated financial statements that are included in this report, and which have been audited by Ernst & Young, independent auditors. The selected financial data at November 30, 2000, 1999 and 1998 and for the years ended November 30, 1999 and 1998, have been derived from our audited consolidated financial statements that are not included in this report. You should read this selected financial and operating data in conjunction with "Operating and Financial Review and

Prospects" and the Financial Statements that we have included in this report. Dollar amounts are in thousands except per share and fleet data.

	Year ended November 30
	1998	1999	2000	2001	2002
Operating Data:
Revenues:	$125,762	98,169	128,159	128,831	127,686
Expenses:
Operating expenses	91,081	77,595	81,474	93,374	101,122
Impairment loss	—	—	—	—	984
Selling & Administrative Expenses	24,295	24,227	25,492	25,405	25,944
Depreciation	7,166	8,797	11,469	14,062	15,488

Income (loss) from operations	$3,220	(12,450)	9,724	4,010	(15,852)
Interest expense, net	961	302	7,344	14,275	13,483
Other (income) expense(1)	(2,284)	(1,934)	811	6,093	2,579

Net income (loss) Before Cumulative effect of Accounting changes	$4,543	$(10,818)	$1,569	$(24,378)	$(26,756)

Cumulative effect (loss) of Accounting changes	—	—	—	$(1,098)	—
Net Income (loss)	$4,543	$(10,818)	$1,569	$(25,476)	$(26,756)
Per Share Data:(2)
Net income (loss) from operations	$0.25	$(0.89)	$(0.69)	$(0.29)	$(1.13)
Net income (loss)	$(0.36)	$(0.77)	$0.11	$(1.82)	$(1.91)
Common stock dividends	—	—	—	—	—
Passenger Data:
Passengers carried	132,619	99,614	122,446	146,739	152,597
Passengers cruise days(3)	819,698	636,345	774,405	933,694	961,500
% of total capacity(4)	77.54%	72%	81.15%	74.84%	83.06%
Vessels operated	9	7	7	8	7
Balance Sheet Data:
Total assets	$178,274	$191,465	$362,720	$508,704	$508,435
Total debt	24,527	42,697	202,719	219,353	362,981
Shareholders' equity	123,501	112,683	114,251	88,776	62,020
Capital Stock	112,004	112,004	112,004	212,004	112,004

(1)
In 2002, other income consists mainly of a $9 million shipyard compensation, reduced by interest, loss on valuation, and other rollover costs relating to financial instruments of $4.5 million, and exchange loss of $1.9 million. For 2001, 2000 and 1999, other (income) expense mainly represents the (gain) loss from the valuation of the financial instruments. For 1998, other (income) expense mainly represents the gain on the sale of a vessel.

(2)
Average number of shares outstanding were 13,997,500 for 2002, 2001, 2000 and 1999, and 12,753,233 in 1998.

(3)
Passenger cruise days represents the number of passengers carried multiplied by the number of days of their respective cruises.

(4)
Percent of total capacity represents the quotient of actual passenger cruise days and total capacity for all vessels. Total capacity of a vessel is the product of its passenger capacity and the number of cruising days in the period. In accordance with industry practice, a vessel's passenger capacity is calculated based on two passengers per cabin even though some cabins accommodate three or four passengers.

• Operating and Financial Review and Prospects

Operating Results

        You should read the following discussion and analysis in conjunction with our financial statements, including the notes to the financial statements, and the other financial information we have included in this report. The words "we" and "our" in the following discussion include our consolidated subsidiaries.

Basis of Presentation

        We earn revenues primarily from the following:

  •
  sale of passenger tickets;

  •
  sale of tour package excursions;

  •
  sale of goods and services onboard our cruise ships, such as duty free sales, casino gaming, liquor and gift shop items;

  •
  sale of trip cancellation insurance and medical insurance;

  •
  port charges paid by passengers; and

  •
  chartering of vessels to various groups and organizations.

        We derive passenger ticket revenues primarily from the sale of cruise vacations which entitle the customer to passage on one of our cruise ships and provide for accommodations, meals, and on-board entertainment, and in some cases, transportation to and from the point of embarkation/disembarkation. A number of factors affect passenger ticket revenues, including the number of passengers we carry, ticket prices and the number of passenger berths available. The number of passenger berths available in any particular time period is primarily determined by the composition of our fleet and by dry-docking and lay-up schedules.

        Revenues are affected by the number of "cruising days" and "passenger cruise days" in a period. Cruising days are the actual days during which a vessel is cruising with passengers onboard. Passenger cruise days represent the number of passengers carried multiplied by the number of cruising days of their respective cruises. For instance, 400 passengers on a seven day cruise would be 2,800 passenger cruise days.

        Our operating expenses include transportation and lodging (airfare, hotel and transfer costs), cost of goods we sell onboard the cruise ships and all shipboard operating expenses, including food, fuel, port charges, crew wages and benefits, cabin consumables, entertainment, ship insurance expenses and ship maintenance expenses. Air transportation and hotel lodging expenses vary depending on the number of passengers that make their air and hotel arrangements through us. Travel agency commissions, passenger food and port charges generally vary directly with the number of passengers. Most of the shipboard operating expenses are fixed on a monthly, yearly or voyage basis. Fuel costs comprised approximately 15% of operating expenses in fiscal 2002, 19% of operating expenses in fiscal 2001 and 17% of operating expenses in fiscal 2000.

        Our selling and administrative expenses include: marketing activities, including media advertising, brochures and promotional materials; selling expenses; and general and administrative expenses, including all shore-side activities such as reservations, inventory control, air transportation, coordination, human resources, finance, information technology, purchasing and various ship-related activities, including marine technical support and hotel operations co-ordination.

        Other income (expense) is comprised of any gain (loss) on the valuation of financial instruments, any foreign currency exchange gain (loss) and any gain (loss) on the sale of vessels.

Results of Operations

        The following table presents our statement of operations data as a percentage of total revenues:

	Fiscal Year 2002	Fiscal Year 2001	Fiscal Year 2000
Revenues	100%	100%	100.0%
Operating Expenses	79.20%	72.48%	63.57%
Impairment loss	0.77%	—%	—%
Selling and administrative expenses	20.32%	19.72%	19.89%
Depreciation	12.13%	10.92%	8.95%

Operating income	(12.41)%	(3.11)%	7.59%
Interest	10.56%	11.08%	5.73%
Other income (expense)	(2.02)%	4.73%	0.63%
Cumulative effect of accounting changes	—%	(0.85)%	—%

Net Income (loss)	(20.95)%	(19.77)%	1.22%

Fiscal 2002 and Fiscal 2001

        Revenues.    Revenues decreased by $1.1 million or 0.89% from $128.8 million in 2001 to $127.7 million in 2002. This was due to a number of reasons. The Company obtained substantial revenues in 2001 results from the charter of three vessels at the time of the G8 conference held in the summer of 2001. This generated substantial revenues for the Company in 2001. In addition, the Stella Solaris did not operate in 2002 (it had operated for 6 months in 2001). This was partially offset by the operation of Olympia Explorer for a half year in 2002 (launched May 2002) and the operation of more vessels in the winter of 2002(2 operating and 2 under charter) than in 2001 (1 operating and 1 under charter).

        Operating Expenses.    Operating expenses increased by $7.7 million or 8.3% from $93.4 million in fiscal 2001 to $101.1 million in fiscal 2002. As a percentage of revenues, operating expenses increased from 72.5% to 79.2%. These increases primarily resulted from additional layup/dry-dock expenses in 2002, increased port charges and increased insurance. Lay-up and dry-dock expenses increased by $1.8 million to $10.3 million in fiscal 2002 from $8.5 million in fiscal 2001. This was mainly due to the fact that in 2002, for certain vessels, a new dry-docking was scheduled, one year after the previous one, and thus, we had amortized dry-dock expenses for those vessels over one year in 2002, compared to two years in 2001. Furthermore, in 2002, a write down of spare parts of $2.6 million was affected as a result of reviewing spare parts inventory.

        Impairment loss.    During 2002, Royal Olympic Cruises evaluated the ongoing values of the current fleet, whereby vessels book values are required to be justified in terms of their future cash flows. As a result of such evaluation, one vessel previously held for sale, namely the Olympia I, carrying a net book value of $4,184,052 was reduced to $3,200,000. The reduction of $984,052 in 2002 was based on an independent valuation.

        Selling and Administrative Expenses.    Selling and administrative expenses increased from $25.4 million in fiscal 2001 to $25.9 million in fiscal 2002. As a percentage of revenues, selling and administrative expenses increased from 19.7% to 20.3%. General and administrative expenses slightly increased by $0.3 million from $16.4 million in 2001 to $16.7 million in 2002. The relative weakening of the US dollar had a negative impact, mainly on payroll costs, which are expensed in Euros, while a substantial part of the Company's revenues, are in US Dollars. Selling and marketing expenses increased by $0.2 million or 1.6%, from $9.0 million in fiscal 2001 to $9.2 million in fiscal 2002. The additional amounts were expended primarily to support the promotion of the Olympia Voyager and the launch of the Olympia Explorer.

        Depreciation.    Depreciation increased by $1.4 million or 10.14% from $14.1 million in fiscal 2001 to $15.5 million in fiscal 2002. The increase was mainly due to additional depreciation of $3.1 million on the newly acquired Explorer. This was reduced by the non-depreciation of Apollon (USD $1.5 million in 2001) and the partial depreciation of Stella Solaris in 2002, as these vessels were reclassified as held for sale. Stella Solaris held this classification for only nine months in 2002, resulting in depreciation of USD $0.2 million vs. USD $0.8 million in 2001. The difference is explained in the depreciation of Seawing, which was depreciated for 10 months in 2001, compared to full year in 2002.

        Interest Expense.    Interest expense decreased to $13.5 million in fiscal 2002 from $14.3 million in 2001. The decrease in LIBOR rates below 2% in 2002 primarily led to the lower interest expense despite the acquisition of the Olympia Explorer and the additional interest incurred since May 2002.

        Other (Income) expense.    Other income, net, was $2.6 million in fiscal 2002 compared to other expense, net, of $6.1 million in fiscal 2001. The amount includes foreign currency translation (loss)/gain of ($1.9 million) in 2002 and $0.4 million in 2001. In fiscal 2001 the amount also includes $0.6 million of compensation from a cancelled charter in 1999 of the Stella Solaris. In 2002, the amount includes a $9 million shipyard compensation for punitive damages obtained from Blohm+Voss upon the delivery of the Explorer. The above were offset through non-operating losses resulting from the valuation, interest and other rollover costs of financial instruments the Company had entered into in order to reduce the foreign exchange exposure on the newbuilding contracts ($4.5 million in 2002 compared to $7.1 million in 2001).

        Cumulative effect of accounting changes.    In June 1998, the Financial Accounting Standards Board issued Statements No.133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment through earnings. Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been reported as the cumulative effect of a change in accounting principle in fiscal year 2001.

        Net Income.    Fiscal 2002 showed a net loss of $26.8 million on net revenue of $127.7 million, compared to net loss of $25.5 million on net revenues of $128.8 million, in fiscal year 2001. The higher loss of $1.3 million, was primarily the result of the after-effects of the September 11 events during the winter, the partial impairment of Olympia I, and the write off of spare parts inventory.

Fiscal 2000 and Fiscal 1999

        Revenues.    Revenues increased by $0.6 million or 0.52% from $128.2 million in 2000 to $128.8 million in 2001. This was due to the operation of Olympia Voyager for a full year in 2001 compared to only six months in 2000 (launched June 2000), the operation of Seawing from April 2001, and an increase in revenues from the Apollon, which did not operate in 2000. Increases in revenues attributable to the foregoing were partially offset by a decrease in revenue from the vessels Stella Solaris, which did not operate for the full year in 2001, and Stella Oceanis, which did not operate at all in 2001. Passengers increased by 24,293 or 19.8% from 122,446 in fiscal 2000 to 146,739 in fiscal 2001. Compared with 2000, passenger days increased by 159,289 or 20.6%. Even though there was an increase in the number of passengers and passenger days, the increase in revenue was disproportional as a result of decreases in the average net ticket rate, which is the average daily per passenger sea fare, excluding port taxes.

        Operating Expenses.    Operating expenses increased by $11.9 million or 14.6% from $81.5 million in fiscal 2000 to $93.4 million in fiscal 2001. As a percentage of revenues, operating expenses increased from 63.6% to 72.4%. These increases primarily resulted from the additional costs, principally payroll, of operating the Olympia Voyager, and the increased insurance and fuel cost that resulted from the September 11, 2001 events. Lay-up and dry-dock expenses decreased by $0.8 million to $8.5 million in fiscal 2001 from $9.3 million in fiscal 2000. This was mainly due to the fact that we had implemented an intensive lay-up program in 1999, which reduced necessary lay-ups in 2000 and 2001.

        Selling and Administrative Expenses.    Selling and administrative expenses decreased from $25.5 million in fiscal 2000 to $25.4 million in fiscal 2001. As a percentage of revenues, selling and administrative expenses decreased from 19.9% to 19.7%. General and administrative expenses decreased $0.5 million or 3.0% from $16.9 million in fiscal 2000 to $16.4 million in fiscal 2001. The relative strength of the US dollar had a positive impact, mainly on payroll costs, which are expensed in Greek Drachmas, while a substantial part of the Company's revenues, are in US dollars. Selling and marketing expenses increased by $0.4 million or 4.6%, from $8.6 million in fiscal 2000 to $9.0 million in fiscal 2001. The additional amounts were expended primarily to support the promotion of the Olympia Voyager and the planned launch of the Olympia Explorer.

        Depreciation.    Depreciation increased by $2.6 million or 22.6% from $11.5 million in fiscal 2000 to $14.1 million in fiscal 2001. The increase was mainly due to the inclusion of Olympia Voyager for a full year in 2001 compared to only six months in 2000 as well as the inclusion of Seawing in 2001. This was partially offset by the exclusion of depreciation respecting Stella Oceanis, Olympia I and Apollon as a result of their reclassification as assets held for sale.

        Interest Expense.    Interest expense increased to $14.3 million in fiscal 2001 from $7.3 million in 2000. This increase was primarily due to interest expense associated with the indebtedness incurred upon delivery of the Olympia Voyager. This interest was included for a full year in 2001 compared to six months in fiscal 2000.

        Other (Income) expense.    Other expense, net, was $6.1 million in fiscal 2001 compared to other expense, net, of $0.8 million in fiscal 2000. The amount includes foreign currency translation gains of $0.4 million and $0.8 million in 2001 and 2000 respectively. In fiscal 2001 the amount also includes $0.6 million of compensation from a cancelled charter in 1999 of the Stella Solaris. The above gains were offset through non-operating losses resulting from the valuation of financial instruments the Company has entered into in order to reduce the foreign exchange exposure on the newbuilding contracts ($7.1 million in 2001 compared to $1.6 million in 2000).

        Cumulative effect of accounting changes.    In June 1998, the Financial Accounting Standards Board issued Statements No.133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment through earnings. Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been reported as the cumulative effect of a change in accounting principle in fiscal 2001.

        Net Income.    Fiscal 2001 showed a net loss of $25.5 million on net revenue of $128.8 million, compared to net profit of $1.6 million on net revenues of $128.2 million, in fiscal year 2000. The loss was primarily the result of passenger cancellations caused by the September 11 terrorist events.

Liquidity and Capital Resources

        Our net cash provided by operating activities was $4.8 million in 2002 compared to net cash used in operating activities of $8.2 million in 2001. The increase was due to the slow settlement of accounts payable. Net loss was $26.8 million in fiscal 2002 compared to a net loss of $25.5 million in fiscal 2001. Additionally, in fiscal 2002 we invested $141.2 million in our Newbuildings program, compared to $16.4 million in 2001.

        Short-Term Capital.    We finance our short-term capital needs from cash from operations and our June 2001 credit facility agreement with Fortis Bank, N.V. ("Fortis"). The Fortis facility includes an $8 million revolving credit facility for working capital and a $13 million guarantee facility to cover certain obligations to the United States Maritime Commission in connection with our cruises to and from the U.S., and other short-term obligations approved by the lender. Additionally, in April 2002 each of Silk Navigation Ltd. and Louis Tourist Agency Ltd. provided us with a $2.5 million loan facility. Finally, upon the delivery of the Olympia Explorer, an additional amount of $15 million from Blohm + Voss has been injected into a debt reserve account, together with the $5 million from Silk Navigation Ltd. and Louis Tourist Agency Ltd. The $15 million consists of a $9 million ex-gratia payment and a $6 million subordinated loan. This was used to pay (a) the two principal installments of the Olympia Explorer to be paid upon delivery of the vessel on April 25, 2002, (b) the principal and interest installment of the Olympia Voyager paid on June 28, 2002 and (c) the two interest installments of the Olympia Explorer paid October 25, 2002 and April 25, 2003.

        Indebtedness.    We increased overall indebtedness by $143.6 million from $219.4 million at November 30, 2001 to $363.0 million at November 30, 2002. Excluding current maturities of $15.2 million at the end of fiscal 2001 and $14.2 at the end of fiscal 2002, long-term debt was $197.5 million at the end of fiscal year 2001 and $339.1 million at the end of fiscal 2002.

        The net increase of $143.6 million resulted from $165.8 million of additional debt, partly offset by principal payments of $22.2 million.

        The increase of $165.8 million consisted of the following:

          a.     $143.0 million loan dated April 25, 2002, to finance the acquisition of the Olympia Explorer ($138.3 million from Kreditanstalt fur Wiederaufbau ("KFW") and $4.6 million from Blohm + Voss in the form of deferred payments).

          b.     $6 million loan from Blohm + Voss and $2.5 million subordinated loans from each of Silk Navigation Ltd and Louis Tourist Agency (totalling $5 million), to fund the debt service reserve account, dated April 25, 2002.

          c.     $3 million short term loan payable, dated Jan 4, 2002 from Fortis, to finance the December 2001 principal installment of $3.4 million to KFW.

          d.     $1.5 million extension of the $6 million overdraft facility with Fortis, dated April 25, 2002, to finance the funding of the debt reserve account of one of the major shareholders—as per b. above (Louis Tourist Agency).

          e.     $5.55 million Fortis credit facility, dated May 2, 2002, to finance the charter of the Seawing.

          f.      Accrued interest on the $20 million subordinated convertible bond from one of the major shareholders (Louis Tourist Agency) of $0.9 million.

          g.     Additional overdraft facility by Fortis of $0.9 million, primarily consisting of interest on outstanding loans and overdrafts.

        The following principal payments of $22.2 million were made in 2002:

          h.     Payments to KFW on December 28, 2001 and June 28, 2002, of $3.4 million and $3.6 million respectively, representing principal on the Olympia Voyager outstanding loans.

          i.      Payment of the first two principal installments to KFW on April 25, 2002, upon delivery of Olympia Explorer totalling $6.7 million, out of the debt service reserve account.

          j.      Payments totalling $5.55 million to Fortis, in May 2002 ($1 million), June 2002 ($1.5 million), July 2002 ($1.5 million) and August 2002 ($1.55 million) in relation to the $5.55 million overdraft facility obtained in May 2002, as per e. above.

          k.     Repayment of the extension of the overdraft facility from Fortis of $1.5 million, as per d. above, in two equal installments of $0.75 million each in July and September 2002.

          l.      Partial repayment of $1 million in October 2002, reducing the credit facility from Fortis, dated June 2001, from $6 million, down to $5 million.

          m.    Payment of $0.22 million to Dynasty Navigation Corp. (owned by Mr. Hartono), in July 2002, in relation to a $4 million promissory note on the World Renaissance.

          n.     Payment of $0.2 million to the Commercial Bank of Greece in May 2002, in relation to a $4.5 million loan.

        The aggregate annual maturities of our indebtedness are as follows:

Year	Principal Amount
2003	$23.9 million
2004	46.4 million
2005	26.2 million
2006	27.1 million
2007	48.6 million
Thereafter	190.8 million

Total	$363.0 million

        Our indebtedness includes $42.8 million owed to Fortis as part of our June 2000 facility agreement with them, and $255.9 million owed to KFW. The Fortis facility provided for the restructuring of existing short-term loans and overdrafts into a seven-year long-term facility. Amounts borrowed from KFW were used to finance the two Newbuildings, and are repayable in installments through 2012 for the Olympia Voyager and 2014 for the Explorer related loans.

        Approximately $10.1 million of our indebtedness was incurred by various of our ship owning subsidiaries in connection with the purchase of the vessels "World Renaissance" and "Olympia I" in 1998.

        In December 1999, we entered into subordinated loan facilities with Louis Cruise Lines, which at the time was the controlling shareholder of ROC Holdings. At November 30, 2002, approximately $6.2 million was owed to Louis Cruise Lines under these facilities. In addition, in March 2001, we issued a $20 million convertible subordinated note to Louis Cruise Lines. Even though initially it was intended that this convertible note be refinanced from the proceeds of a rights offering of common stock to all stockholders to be completed prior to March 2003, Louis Tourist Agency has extended the conversion date to March 31, 2007. To the extent the note is not repaid in such manner, and unless it is extended by the Company beyond March 31, 2007, it will automatically convert to common stock in April 2007. This will reduce our total indebtedness and increase shareholders' equity by that amount. In January 2002, Louis Cruise Lines transferred its shares in ROC Holdings and the convertible note to its controlling shareholder, Louis Tourist Agency. As of the date of this report, Louis Tourist Agency owns 50% of ROC Holdings. See "Major Shareholders and Related Party Transactions".

        Obligations under leases.    We lease various facilities from related parties under non-cancellable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $0.9 million, $0.9 million and $0.9 million for the years ended November 30, 2002, 2001 and 2000 respectively.

        Future minimum lease payments under these non-cancellable operating and capital leases as of November 30, 2002 were as follows (in thousands):

Year	Operating Leases Third Parties	Operating Related Parties	Capital Leases
2003	$467	$195	$5,382
2004	455	205	5,382
2005	455	215	5,382
2006	425	—	—
2007	248	—	—
Thereafter	10	—	—
Total Minimum Lease Payments	$2,060	$615	$16,146

Amounts representing interest			$(2,454)

Present Value of Minimum Lease Payments (including current portion of $4,201)			$13,692

Financial Covenants

        Certain financial covenants in the KFW loan agreements were not met at November 30, 2002. Subsequent to year end KFW waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002.

        Furthermore, certain financial covenants in the loan agreement with Fortis were also not met at November 30, 2002. Subsequent to year end the bank waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002 and as at June 15, 2003.

        As described in Note 15 to the financial statements, (and as noted above), we were not in compliance with certain covenants of our loan agreements at November 30, 2002, but waivers have been obtained from the banks in relation to that date. We expect that additional waivers will be required for November 30, 2003, unless our debt is refinanced or sufficient new equity is injected so that we are in compliance with the existing loan covenants.

        As at June 17, 2003, the Company was in default of principal payments amounting to approximately USD 18.8 million (USD 7.7 million as at November 30, 2002). The Company has obtained a moratorium from KFW and Fortis Bank that will postpone part of the repayment of the principal in arrears and of certain future principal installments that will become due after December 1, 2003 (as indicated in the agreement with the respective banks, as shown under exhibits 4.36 through 4.40). The Commercial Bank loan has been reclassified to the current portion of the long term debt as the Company has defaulted on certain principal installments, and the Company is currently negotiating new terms for the repayment of the loan. Had the Company not obtained a moratorium on these loans, the current portion of the long term debt would have amounted to $28.9 million. The following schedule provides a reconciliation of the amounts before and after the moratorium:

Balances 30 November 2002 (Before moratorium):
Commercial Bank of Greece loan	$2,371,500
Dynasty Navigation Corp	2,000,000
Fortis Bank	11,041,666
Fortis Bank	1,458,333
KFW	7,334,619
KFW	3,447,081
Blohm+Voss	1,233,005

Total current portion of long-term debt 30 Nov 2002 (Before moratorium)	$28,886,204	(A)
Adjusted for:
Fortis Bank Moratorium	9,100,000
Fortis Bank Moratorium	700,000
KFW Moratorium	2,392,007
KFW Moratorium	2,447,081

Total moratorium to November 30, 2002	$14,639,088
Revised current portion of long-term debt (A minus B)	14,247,116

         The current portion of long term debt consists of the following amounts:

Commercial Bank of Greece loan	$2,371,500
Dynasty Navigation Corp	2,000,000
Fortis Bank	1,941,666
Fortis Bank	758,333
KFW	4,942,612
KFW	1,000,000
Blohm+Voss	1,233,005

Total current portion of long-term debt 30 Nov 2002 (after moratorium)	$14,247,116

         The amount of $14,639,088 for which a moratorium was obtained, will be paid as follows:

December 2, 2003—KFW payment	$2,392,007
December 2, 2003—KFW payment	2,447,081
December 16, 2003—Fortis Bank payment	700.000
December 16, 2003—Fortis Bank payment	9,100,000

Total payments	$14,639,088

        The moratorium agreements include the pledging of certain charter payments signed after June 17, 2003, in favour of the banks that granted the moratorium. Any proceeds from the vessel Seawing are pledged to Fortis Bank.

        As also described in Note 15 to the financial statements, companies cruising out of US ports are required to have a Federal Maritime Commission (FMC) bond, which guarantees passengers a refund in case the cruise is cancelled and the Company is unable to refund any deposits. During the winter of 2002/2003, the FMC bond was facilitated by a guarantee facility obtained from Fortis.

        Fortis Bank agreed to contribute up to $9 million to facilitate the FMC bond for Winter 2003/2004, conditional upon a number of payments of interest and principal (as per moratorium agreement above), a first mortgage on the Seawing being provided to Fortis (should the Company purchase the Seawing which is currently under a capital lease agreement), the pledging of all net proceeds from the Seawing to Fortis (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

        Additionally, the Company is in discussions with the charterer of the vessel Seawing, negotiating a possible sale to a third company that will generate an additional $13 million for the Company during 2003.

        With the Iraq war coming to an end, the Company is negotiating a number of vessels to be used as floating hotels for construction workers in the Gulf area. The Company expects the contracts to be signed soon, generating an additional $26 million for the Company.

        Finally, the Company has entered into charter agreements for the 2004 fiscal year, including some relating to the Athens 2004 Olympics, whereby a number of the Company's vessels will be used as floating hotels. The total of signed contracts amounts to approximately $32 million dollars, approx. $4 million of which is payable in the 2003 fiscal year, mainly as advances for Olympic charters. A number of other contracts are being negotiated and the Company is very close to signing them.

Settlement of Legal Proceedings

        As already mentioned, the Company received a USD $9 million ex-gratia payment from Blohm + Voss for punitive damages in relation to the delivery of the Explorer (see Item 8). Furthermore, GBP200,000 (approximately USD $0.3 million) was paid in 2002 to the charterer of Odysseus, All Leisure Holidays Ltd., in relation to a claim that arose for cruises performed during the winter of 1998 (see Item 8). The balance of this claim was paid in two equal installments of GBP100,000 in January and March 2003. Finally, the Company's insurer paid GBP30,000 in 2002 in relation to a claim for food poisoning that occurred to passengers during Odysseus' winter 1998 cruises (see Item 8).

Critical Accounting Policies

        The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

        The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

        1.    Dry-docking:    Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking which is usually 2 years. The period of the next dry-docking is based on an estimate made by management based on its belief of when the next dry-docking will take place.

        2.    Allowance for Doubtful Accounts:    We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific agent's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores, past experience with the agent), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due.

        3.    Impairment of assets:    We examine the book values of the current fleet. These values are justified in terms of their estimated cash flows to be generated within the life of these assets. The cash flows are being projected over the vessels' remaining useful lives based on past experience and may not be reflective of actual cash flows; however, such projections represent our best estimate.

        4.    Spare parts inventory valuation:    The existence of excess and obsolete spare parts is evaluated based on a number of assumptions, including the status of the spare part inventory (i.e. new, used, scrap) and its use to the Company.

Subsequents events

        On April 11, 2003, Silk Navigation agreed to provide a cash injection of $4 million in the form of a long term subordinated loan, bearing interest at LIBOR plus 1.75% per annum. The funds have been made available for the Company in the form of cash transfers or bank guarantees issued by Silk Navigation to various creditors.

•  Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

        The reduction of U.S. travellers and the increase in our European customer base has in turn reduced the Company's U.S. dollar revenues. With the strengthening of the Euro, it has become even more expensive for U.S. travellers to come to Greece. A strong Euro increases reported revenues, however, as most of the Company's expenses are in Euros, the repayment of such obligations carries a higher burden. Most accounts payable and other accruals, totalling $40.3 million at November 30, 2002, are payable in Euros.

        The loan agreement with KFW relating to the Newbuildings required us to hedge the purchase price of the Newbuildings. Because the maximum loan amount was set to a minimum exchange rate of DEM 1.7155 to the U.S. dollar, the hedge was required to ensure a target rate at or above this level if we were to avoid increasing the equity finance portion of the purchase price.

        Originally we covered 45% of the contract price by purchasing currency in the amount of DEM 140 million through forward transactions against US$. This amount covered the 20% pre-delivery payments amounting to DEM 61 million and 25% of the remaining balance in the amount of DEM 79 million.

        Also, we bought US$ put options for the countervalue of DEM 165 million to cover the portion of the contract price not covered by forward transactions. In order to reduce the cost of these options, we sold US$ call options for the countervalue of DEM 165 million at higher strike rates.

        The forwards matured on April 27, 2001 and the options on May 2, 2001. Since delivery of the vessel was postponed, the DEM 79 million in forward deals were rolled over to new maturity May 11, 2001 and the sold call options were converted into forwards with identical maturity. The put options we bought expired worthless.

        Since then we have open forward transactions for the purchase of DEM 244 million, which on January 1, 2002 converted into EUR 124,755,217.82, against US$137,958,697.91 resulting in an average forward rate of EUR/US$1.105835. These forward contracts have been rolled over at original rates up to the actual maturity date of April 26, 2002.

        Note 11 to the financial statements discloses the relevant gains and losses resulting from the valuation of such instruments.

Interest Rate Risk

        We hedged half of our interest rate exposure on the loan by entering a three year interest rate swap ("IRS") running from 2001 to 2008 paying fixed rate 6% and receiving six month LIBOR.

        The following table summarises the interest rates our long-term debt is subject to:

Loan	Balance as at 11/30/2002	Interest Rate
	(in thousands)
Loan due 2007	$42,842	LIBOR plus 1.75%
Loan due 2007	5,658	LIBOR plus 1.75%
Seller's credit due 2003	2,000	Fixed rate -9%
Loan due 2007	2,372	LIBOR plus 0.75%
Shareholder Loans due 2004	6,041	LIBOR plus 1.75%
Shareholder Loan	1,000	LIBOR plus 1.75%
Shareholder Loans	5,000	LIBOR plus 1.75%
Loan due 2012	94,781	LIBOR plus 1.75%
Loan due 2012	29,494	LIBOR plus 1.75%
Loan due 2014	100,095	LIBOR plus 1.75%
Loan due 2014	31,571	LIBOR plus 1.375%
Loan due 2011	6,000	LIBOR plus 1.75%
Loan due 2004	1,742	LIBOR plus 1.375%
Loan due 2010	2,895	LIBOR plus 1.375%
Convertible Bond	21,811	LIBOR plus 2%

Total	353,302

Commodity Price Risk

        During 2002 we entered into two zero cost collar contracts to hedge fuel risks using the FOB 3.5% HSFO Med Index. We have hedged for a fuel consumption of 5,000 tons each, totalling 10,000 tons. The contracts hedged for 2,500 tons for each of the months of June, July, August and September 2002, generating a total gain of $271,087.

        We opted for a two way collar at zero cost as follows:

	Floor(1)	Ceiling(2)	Quantity	Total gain
June-July 2002	$80,50	$110	$5,000	$76,505
August-September 2002	$80,00	$102	$5,000	$194,582

(1)
For monthly average platts (Genoa) below floor we pay the difference.

(2)
For monthly average platts above ceiling the provider had to pay us the difference.

• Directors and Senior Management

        The following table sets forth the age and position of each of our directors and executive officers as at May 31, 2003.

Name	Age	Position
Costakis Loizou	59	Co-Deputy Chairman of the Board
Andreas Potamianos	69	Co-Deputy Chairman of the Board
George Potamianos	76	Honorary Chairman
John Evangelides	55	Director
Harry Haralambopoulos	73	Director
Rex Harrington	69	Director
Michael Jolliffe	52	Director
Vakis Loizou	57	Director
Christos Mavrellis	57	Director
Yiannos Pantazis	39	Chief Executive Officer & Director
Tassos Potamianos	47	Director
Parker Quillen	38	Director
George Kassapis	37	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS        ERNST & YOUNG (HELLAS)

Certified Auditors S.A. 87 Akti Miaouli Street 185-38 Piraeus Greece Telephone: (30) 10 429 1111 Telefax: (30) 10 429 1137

To the Shareholders and Board of Directors
Royal Olympic Cruise Lines Inc.

        We have audited the accompanying consolidated balance sheets of Royal Olympic Cruise Lines Inc. and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of operations, and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Olympic Cruise Lines Inc. and subsidiaries at November 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

ERNST & YOUNG
Athens, Greece
April 25, 2002
Except for note 15
As to which the date is May 30, 2002.

• Consolidated Financial Statements

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As at November 30, 2002 and 2001
(Expressed in thousands of US Dollars, except shares and per share amounts)

	2002	2001
ASSETS
CURRENT ASSETS
Cash	$3,356	$4,302
Restricted cash (Note 8)	8,064	$5,037
Accounts receivable:
Trade, net of allowance for doubtful accounts of $216 and $494 (Note 4)	13,685	9,044
Other (Note 4)	3,978	3,357
Inventories	14,546	14,170
Prepaid expenses and other advances	3,162	3,626
Amounts due from related parties (Note 5)	157	238
Financial Instruments receivable (Note 11)	—	111,320

Total current assets	46,948	151,094
PROPERTY AND EQUIPMENT, NET (Note 3)	458,041	333,586
OTHER ASSETS
Other assets	3,446	24,325

	$508,435	$508,705

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 6)	$9,679	$6,732
Current portion of long-term debt (Note 7)	14,247	15,160
Trade accounts payable	27,152	16,007
Amounts due to related parties (Note 5)	1,210	1,596
Deferred income	19,227	10,952
Capital Lease Obligation (Note 13)	4,201	4,201
Accrued expenses and other liabilities (Note 9)	13,095	9,619
Financial Instruments payable	—	137,959

Total current liabilities	88,812	202,226
LONG TERM DEBT (Note 7)	339,055	197,462
Capital lease Obligation (Note 13)	9,491	13,692
Financial instruments payable	7.343	5.800
OTHER LONG TERM LIABILITIES (Note 10)	924	749
COMMITMENTS AND CONTINGENCIES (Note 15)	789	—
SHAREHOLDERS' EQUITY (Note 14)
Preferred Stock ($.01 par value; 5,000,000 shares authorised)	—	—
Common Stock ($.01 par value; 50,000,000 shares authorised; 13,997,500 Shares issued)	140	140
Additional paid-in capital	111,864	111,864
Retained earnings	(49,984)	23,228

Total shareholders' equity	62,020	88,776

	$508,435	$508,705

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended November 30, 2002, 2001 and 2000
(Expressed in thousands of US Dollars, except shares and per share amounts)

	2002	2001	2000
NET REVENUES	$127,686	$128,831	$128,159
EXPENSES
Operating	101,122	93,374	81,474
Impairment of assets (note 16)	984	—	—
Selling and administrative expenses	25,944	25,405	25,492
Depreciation	15,488	14,062	11,469

	143,538	132,841	118,435

(LOSS) PROFIT FROM OPERATIONS	(15,852)	(4,010)	(9,724)
OTHER INCOME / (EXPENSES)
Other income	9,000	575	—
Interest expense net of income $63 in '02, $343 in '01 and $481 in '00	(13,483)	(14,275)	(7,344)
Exchange (loss)/gain	(1,946)	389	801
Non operating loss	(4,475)	(7,057)	(1,612)

(LOSS) PROFIT BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	$(26,756)	$25,476	$1,569
Cumulative effect (loss) of accounting changes	—	(1,098)	—

NET PROFIT / (LOSS)	(26,756)	$(25,476)	$1,569
NET (LOSS) / PROFIT PER SHARE basic and diluted
Before cumulative effect of accounting changes	$(1.91)	$(1.74)	$0.11
After cumulative effect of accounting changes	$(1.91)	$(1.82)	$0.11
NUMBER OF SHARES OUTSTANDING	13,997,500	13,997,500	13,997,500

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended November 30, 2002
(Expressed in thousands of US Dollars)

	2002	2001	2000
Cash flows from operating activities
Net income (loss)	$(26,756)	$25,476	$1,569
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	15,488	14,062	11,469
Impairment of vessels	984	—	—
Amortisation of Dry-docking	4,601	2,327	2,773
Interest payable	858	953	—
Financial instruments receivable/payable	(25,095)	7,909	—
Changes in operating assets and liabilities:
Accounts receivable	(5,262)	(2,131)	(3,243)
Inventories	(376)	(487)	(2,932)
Prepaid expenses	464	375	(1,474)
Restricted cash	—	—	204
Other assets	16,279	(2,406)	(2,036)
Trade accounts payable	11,145	3,951	2,305
Amounts due from / to related parties	(305)	(205)	1,058
Deferred income	8,273	(5,551)	3,033
Accrued expenses and other liabilities	3,476	(1,584)	4,825
Countingent liabilities	789	—	—
Other long term liabilities	190	95	(710)

Net cash provided by operating activities	(4,753)	(8,168)	16,841

Cash flows from investing activities
Purchases of property and equipment	(141,191)	(16,941)	(171,853)
Restricted Cash	—	510	(1,785)

Net cash used in investing activities	(141,191)	(16,431)	(173,638)

Cash flows from financing activities
Proceeds from issue of new debt	164,905	7,811	190,115
Proceeds from issue of convertible bond	—	20,000	—
Restricted cash	(3,027)	(5,505)	(904)
Repayment of capital lease obligation	(4,201)	—	—
Repayment of debt	(22,185)	(13,818)	(30,093)

Net cash provided by financing activities	135,492	19,498	160,926

Net increase /(decrease) in cash	(946)	(5,101)	4,129
Cash, beginning of the period	4,302	9,403	5,274

Cash, end of the period	$3,356	$4,302	$9,403

Supplemental disclosures of cash flow information:

        Interest paid amounted to $13,542, $16,435 and $3,087 for the years ended November 30, 2002, 2001 and 2000 respectively, including capitalized interest of $601, $2,353 and $2,588 for the years ended November 30, 2002, 2001 and 2000 respectively.

• Notes to the Consolidated Financial Statements
  November 30, 2001

1.     Organization and Operations

Reorganization

        In 1995 Royal Olympic Cruises ("ROC") commenced operating pursuant to a joint venture agreement between the owners of two independent cruise lines. Each joint venture partner contributed certain assets, principally vessels, and liabilities to the joint venture in exchange for an equal interest in the joint venture. Accordingly, such assets and liabilities were accounted for by ROC using the historical carrying amounts of the predecessor companies.

        In September 1997 and October 1997, respectively, Royal Olympic Cruises Lines Inc., (the "Company"), a Liberian Corporation, and ROC Holdings, Inc. ("Holdings"), a Liberian Corporation, were formed. On January 29, 1998, in contemplation of initial public offerings (the "Offerings") by the Company and Holdings of shares of common stock of the Company, Holdings acquired from the joint venture partners all of the outstanding stock of each of the companies comprising ROC in exchange for all the then outstanding shares of Holdings. Immediately thereafter, the Company acquired all of the outstanding stock of each of the companies comprising ROC from Holdings, in exchange for 7,733,000 shares of the Company's common stock, representing 100 percent of its then outstanding shares, and a note in the amount of $4 million.

        The reorganization described above, constituting a reorganization of companies under common control, has been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company for all periods subsequent to November 30,1995 have been prepared using the combined historical carrying costs of the assets and liabilities of the companies comprising the joint venture.

Consolidated companies

        The following companies are included in these financial statements:

Company Name	Country of Incorporation	Registered office	Vessel
Ship-owning Companies
Gallery Navigation Ltd.	Liberia	80 Broad Street, Monrovia, Liberia	n/a
Greek Company Diepirotikon Grammon S.A.	Greece	87 Akti Miaouli, Piraeus Greece	Odysseus
Valentine Oceanic Trading Inc.	Liberia	80 Broad Street, Monrovia, Liberia	Triton
Caroline Shipping Inc.	Liberia	80 Broad Street, Monrovia, Liberia	Stella Solaris
Simpson Navigation Ltd.	Liberia	80 Broad Street, Monrovia, Liberia	Stella Oceanis
Royal World Cruises Inc.	Liberia	80 Broad Street, Monrovia, Liberia	Olympia Explorer
Olympic World Cruises Inc.	Liberia	80 Broad Street, Monrovia, Liberia	Olympia Voyager
Solar Navigation Corporation	Liberia	80 Broad Street, Monrovia, Liberia	Olympia Countess
Ocean Quest Sea Carriers Limited	Liberia	80 Broad Street, Monrovia, Liberia	World Renaissance
Athena 2004 S.A	Liberia	80 Broad Street, Monrovia, Liberia	Apollon
Freewind Shipping Company	Liberia	80 Broad Street, Monrovia, Liberia	Olympia I
Sales Representative Companies
RO Cruises, Inc.	U.S.A.	805 Third Avenue New York, NY 10022-7513	n/a
ROC Lines Limited (formerly Epirotiki Cruise Line (London) Limited)	U.K.	1 Snow Hill, London, EC1A2EN	n/a
Eurocroisieres Sarl Paris	France	5, Boulevard des Capucines, 75002 Paris	n/a
Management Company
Royal Olympic Cruises Ltd.	Liberia	80 Broad Street, Monrovia, Liberia	n/a
Bare Boat Chartering Company
East Ocean Shipping Corp.	Liberia	80 Broad Street, Monrovia, Liberia	Seawing

2.     Summary of Significant Accounting Policies

Description of the Business

        The Company owns, operates and manages a fleet of cruise ships, some of which are chartered from time to time from affiliated entities, serving the Eastern and Western Mediterranean, South and Central America, the Caribbean, South Africa, and the Far East. The Company also provides services under management agreements for other cruise vessels for which a management fee is charged.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cruise Revenues

        Revenues from cruises are recognised on the completed voyage basis for cruises with duration of 10 days or less and on a pro-rata basis for cruises in excess of 10 days.

Cash and Cash Equivalents

        All highly liquid investments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Inventories

        Inventories, consisting of goods on board and in a warehouse, are stated at the lower of cost as determined using the average cost method or market value.

Property and Equipment

        Property and equipment are stated at cost. Significant vessel refurbishing costs are capitalized as additions to the vessel, while repairs and maintenance are charged to expense as incurred. Vessels held for sale are not being depreciated. The cost of one of the vessels (Odysseus) is stated net of a government grant received towards the refurbishment of the vessel.

        Depreciation of property and equipment is computed using the straight-line method over useful lives to estimated residual values. Vessels are depreciated over their useful lives ranging from 10 to 30 years from their date of acquisition or rebuilding by the Company. For property and equipment, other than vessels, useful life is estimated at 4 to 7 years.

Financial Instruments

        In June 1998, the Financial Accounting Standards Board issued Statements No.133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged firm commitment through earnings.

        Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been disclosed as the cumulative effect of a change in accounting principle.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

Foreign Currency

        The functional currency of the Company and its subsidiaries is the U.S. dollar. The accounting records of certain subsidiaries are maintained in local currencies. Monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars at the rate of exchange ruling at the balance sheet date, whereas non monetary assets and liabilities are re-measured into U.S. dollars at historical rates. Foreign currency income and expense transactions are re-measured at average monthly rates. (Losses)/Gains on foreign currency transactions amounted to ($1.3 million), $0.6 million, and $0.4 million, for the years ended November 30, 2002, 2001, and 2000 respectively. The realized exchange gains/ (losses) amounted to ($0.7) million, ($0.2) million and $0.4 million for the years ended November 30, 2002, 2001, and 2000 respectively.

Dry docking

        Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking. Amortization of dry-docking for the years ended November 30, 2002, 2001, and 2000 amounted to $4,601, $2,327, and $2,773 (in thousands of U.S. dollars) respectively.

Advertising Costs

        Advertising costs are charged to expense the first time the advertising takes place except for activities that result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to operations when used. Advertising costs expensed during the years ended November 30, 2002, 2001, and 2000 were $9.2 million, $9.0 million, and $8.6 million and prepaid advertising amounted to $1.1 million and $1.3 million as of November 30, 2002 and 2001 respectively.

Net Income (Loss) Per Share

        Net income (loss) per share for all years presented is calculated based on the number of shares outstanding during the period.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 144 as of the first quarter of fiscal year 2003, and we have not determined the effect, if any, the adoption of SFAS 144 will have on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. The Company anticipates that this statement, upon adoption, will not have a significant impact on its financial position or results of operations.

        On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. The Company anticipates that this statement, upon adoption, will not have a significant impact on its financial position or results of operations.

Segment Reporting

        The Company operates in a single operating segment based on the similarity of product and services provided. Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

	2002	2001	2000
Revenues:
United States	27%	30%	36%
Greece	18%	23%	22%
France	12%	—	—
Other Countries	43%	47%	42%

3.     Property and Equipment

        Property and equipment consist of the following (in thousands):

	2002	2001
Vessels	$531,313	$360,182
Furniture and equipment	4,737	4,356

	536,050	364,538
Less: accumulated depreciation	(78,009)	(62,557)

	458,041	301,305
Advances for acquisition of vessels	—	31,305

	$458,041	$333,286

        The historical cost of Olympia I has been reduced by $984,052 as a result of performing an impairment test on the value of the vessel (see note 16). Furthermore, the vessels Olympia I, Stella Oceanis, and Apollon, having a Net Book value of approximately $18.9 million, have been held for sale during the whole year and in this respect no depreciation charge has been incurred.

4.     Accounts Receivable

        Trade accounts receivable include notes receivable from trade customers amounting to $1,069 and $1,329 (in thousands of U.S.dollars) at November 30, 2002 and 2001 respectively.

        Other accounts receivable include (in thousands):

	2002	2001
V.A.T. recoverable	$265	$410
Insurance claims	3,493	1,991
Forward contracts rollover costs	—	726
Other amounts individually less than 5% of total	220	230

	$3,978	$3,357

        The following is the movement in the allowance for doubtful accounts:

Balance at November 30, 2000	186
Provision, 2001	30

Balance at November 30, 2001	216
Provision, 2002	419

Balance at November 30, 2002	635

5.     Related Parties Transactions

        In conducting cruises and vessel operations, the Company may make purchases of various goods and services from companies that are directly or indirectly owned by shareholders of the Company. Included in operating and selling and administrative expenses and cost of new buildings for the years ended November 30, 2002, 2001 and 2000, are the following amounts pertaining to such related parties (in thousands):

	2002	2001	2000
Royal Olympic Cruses Hellas SA (Customer)	$—	$—	$3
(Participation by major shareholder/director)
Royal Olympic Cruses Hellas SA (Vendor)	—	—	121
(Participation by major shareholder/director)
S.A Des Enterprises Tourstiques, Maritimes
et Terrestres (Building owner)	248	229	197
(Controlled by major shareholder/director)
Piraeus Warehouses Commercial and Hotel Company S.A (Warehouse owner)	90	90	87
(Controlled by former major shareholder)
Sylla Sebaste (Wine producer)	—	—	44
(Controlled by former major shareholder)
Colle Manora (Wine producer)	—	—	56
(Controlled by former major shareholder)
Daniela Cameli-Keusseoglou (Interior designer)	—	50	150
(Former major shareholder)
Oassis Seacarriers S.A, Isabella Keusseoglou and International Analysts Ltd (Consulting)	—	100	100
(Controlled by major shareholder/director)
Barwell Worldwide S.A and Blandford Assets S.A.
(executive, administrative and managerial services)	250	250	250
(Controlled by major shareholder/director)
Louis Duty Free (Customer)	—	652	145
(Controlled by major shareholder/director)
Louis Duty Free (Vendor)	2612	1.485	117
(Controlled by major shareholder/director)
Louis Cruise Lines (Consulting and managerial services)	205	590	822
(Controlled by major shareholder/director)
Louis (Port Agency)	442	436	32
(Controlled by major shareholder/director)

        Significant amounts receivable from / (payable to) related parties as of November 30, 2002 and 2001 were as follows (in thousands):

	2002	2001
Royal Olympic Cruises Hellas S.A	$(10)	$(8)
(Participation by major shareholder/director)
Epirotiki Lines (Group of companies)	(90)	(181)
(Controlled by major shareholder/director)
Sun Line (Group of companies)	7	5
(Controlled by former major shareholder)
Olympic Short Cruises (Hydraiki)	26	26
(Participation by major shareholder/director)
Accrued consulting & executive fees to shareholders	(112)	(191)
Louis Group of Companies	(1,044)	(1,385)
(Controlled by major shareholder/director)

6.     Short-term Borrowings

        As of November 30, 2002, the Company had two secured revolving credit facility agreements of $5 and $3 million each, bearing interest at LIBOR plus a margin of 3% per annum. At November 30, 2002 the outstanding borrowings of the Company under these facilities were $5 and $3 million. At November 30, 2001 the Company had one credit line of $6 million available. In addition, as of November 30, 2002 the Company had additional overdrafts amounting to $1.7 million.

        The revolving credit facility is secured by preferred mortgages on the vessels Odysseus, Stella Solaris, Triton, Stella Oceanis, Olympic Countess, World Renaissance and Apollon. The weighted average interest rate per annum on short term borrowings outstanding as at November 30, 2002 and 2001 was 4.9% and 6.9% respectively.

7.     Long-term Debt

        Long-term debt consists of the following (in thousands):

	2002	2001
Loan, due 2007 (A.i.)	$42,842	$42,842
Loan, due 2007 (B)	5,658	5,658
Seller's credit, due 2003—Dynasty Navigation Corp. (C)	2,000	2,222
Loan, due 2007—Commercial Bank of Greece (D)	2,372	2,608
Shareholder's loan due 2004—LCL (F-Ei and Eii)	6,041	6,041
Shareholder's loan—Silk Navigation and LTA (G)	5,000	—
Loan due 2012—KFW (H)	124,275	131,295
Loan due 2014—KFW (I)	131,666	—
Loan due 2011—Blohm + Voss (J)	6,000	—
Loan due 2004—Blohm + Voss (K)	1,742	—
Loan due 2010—Blohm + Voss (L)	2,895	—
Convertible Bond—LTA(M)	21,811	20,956

	353,302	212,622
Less: current portion	14,247	15,160

Long-term portion	$339,055	$197,462

        On June 14, 2000 the Company restructured part of its existed loans by entering into two credit facility agreements described under "A" and "B" below.

A. Facility agreement dated June 14, 2000 providing for the following:

        i.      A loan facility of up to $47.7 million to refinance the existed indebtedness of the Company and also to finance the payment of four equal installments of DEM 15,250,000 (or USD 7,640,593 using exchange rate enforced at November 30, 2002) each (translated into U.S. Dollars under the existing hedging agreement) guaranteed by the lending bank, in respect of the construction of the two new vessels. The outstanding balance of the initial loan was scheduled to be repaid in quarterly installments as follows:

Number of installments	Amounts of installments
7	$1.3 million
4	$1.8 million
12	$2.2 million

        The first installment was due and paid in September 2000. The loan bears interest at LIBOR plus 1.75% per annum. As of November 30, 2000 the Company has borrowed under this facility the amount of $38.9 million.

        As at November 30, 2002 and during fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears under this facility as at June 17, 2003 was of USD 9.3 million (USD 5.3 million as at November 30, 2002) and a partial moratorium has been obtained from Fortis (see note 15).

        ii.     Two revolving credit facility of up to $5 and $3 million for provision of working capital to the operations of the Company (see also note 6).

        iii.    A guarantee facility of up to $13 million relating, either to the Company's obligations to the Federal Maritime Commission for purposes of carrying out cruises in the Americas, or any other short-term obligation of the Company that the lending bank will approve (see also note 15).

        The above facilities are collateralized by a first preferred mortgage on the vessels Odysseus, Triton, Stella Solaris, Stella Oceanis, Apollon, and Olympic Countess.

B. The Company's subsidiary, "Ocean Quest Sea Carriers Limited' ("Ocean Quest") entered in a supplemental agreement on June 14, 2000, in order to reschedule the repayment of its outstanding loan of $6.3 million, in relation to a loan agreement dated April 28, 1998, for the amount of $9 million regarding the purchase of the vessel 'World Renaissance'. As per this supplemental agreement the outstanding balance of the initial loan was scheduled to be repaid in quarterly installments as follows:

Number of installments	Amounts of installments
7	$0.2 million
4	$0.2 million
12	$0.3 million

        The first installment was due and paid in September 2000. The loan bears interest at LIBOR plus 1.75% per annum. The above facility is collateralised by a first and third preferred mortgage on the vessel and second preferred mortgages on the vessels (as listed in 'A' above).

        As at November 30, 2002 and during fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears under this facility as at June 17, 2003 was of USD 1.2 million (USD 0.7 million as at November 30, 2002) and a partial moratorium has been obtained from Fortis (see note 15).

C. 'Ocean Quest' has also issued various promissory notes with a final maturity of April 30, 2003 in a total amount of $4 million in order to finance partially the purchase of the vessel World Renaissance. These promissory notes bear interest at 9% per annum and are repayable in thirty six monthly installments of $0.1 million each. The first installment was due in May 2000. These promissory notes are collateralised by a second preferred mortgage on the vessel World Renaissance.

D. The Company's subsidiary, 'Freewind Shipping Company' entered into a facility agreement on January 29, 1998 providing for a loan of $4.5 million to be used for the purpose of financing the acquisition of the vessel Olympia I from a related party. The loan is repayable in nineteen consecutive semi-annual installments of $0.2 million each and bears interest at LIBOR plus 0.75% per annum. The first installment was due in May 1998. This facility is collateralized by a first preferred mortgage on the vessel Olympia I. At November 30, 2002 and during fiscal 2003, the Company is in default and is currently negotiating new terms for the repayment of the loan. As negotiations have not yet been finalized, the full outstanding amount of $2.371.500, is callable at the discretion of the bank and consequently has been reclassified into the current portion of long-term debt.

E. Following the acquisition of 70% of ROC Holdings Inc. by Louis Cruise Lines (L.C.L.) on December 22, 1999, the Company entered into the following subordinated loan facilities:

        i.      A facility of $5.0 million, extended to the Company by L.C.L., for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

        ii.     A facility of $1.0 million, extended to the Company by L.C.L., to refinance a previously existed loan of $1.0 million, which was repaid to Darren Investments Ltd (which had an interest in the Company). The loan bears interest at LIBOR plus 1.75% per annum.

        iii.    A facility of $1.0 million to refinance a previously existed loan of $1.0 million, which was extended to the Company by Silk Navigation Ltd (having an interest in the Company). The loan bears interest at LIBOR plus 1.75% per annum.

F. As of November 30, 1999 the Company had these loans extended by Silk Navigation Ltd and Darren Investments Limited ($1 million each). The lenders earned interest equal to the interest earned by Company from a cash collateral of an equal amount. These loans were restructured as described under 'E.ii' and 'E.iii' above.

G. As of April 25, 2002, and following a change in shareholding interest between the two major shareholders whereby both LCL and Silk Navigation held equal shares in ROC Holdings Inc. (50% each), LCL transferred its shareholding interest in the Company to Louis Tourist Agency (a personally owned company). As a consequence of this agreement, and as a result of setting up a debt reserve account (see Note 8), the Company entered into the following subordinated loan facilities:

        i.      A facility of $2.5 million, extended to the Company by LTA, for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

        ii.     A facility of $2.5 million, extended to the Company by Silk Navigation, for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

H. On June 16, 2000, following the acquisition of its new vessel "Olympia Voyager" and for the purpose of financing the 80% of its value, the Company obtained a new loan according to a loan facility agreement dated June 4, 1998 and a supplemental agreement dated June 14, 2000. This loan was extended to the Company in two tranches of $103.2 million (tranch A) and $34.4 million (tranch B).

        The first installment was due and paid on December 29, 2000. Tranch "A" bears interest at LIBOR plus 1.75% per annum and tranch "B" bears interest at LIBOR plus 1.375% per annum. The above loan is secured by a first preferred mortgage on the vessel Olympia Voyager.

        During fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears as of June 17, 2003 was of $2.4 million (nil as at November 30, 2002) and a partial principal moratorium was obtained for this facility (see note 15).

I. On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer" and for the purpose of financing the 80% of its value, the Company obtained a new loan according to a loan facility agreement dated April 24, 2002. This loan was extended to the Company in two tranches of $104.3 million (tranch A) and $34 million (tranch B).

        The first installment and second installments were due on 25 October 2002 and 25 April 2003 respectively and were paid on April 25, 2002 out of the KFW Debt service reserve account (see Note 8). Tranch "A" bears interest at LIBOR plus 1.75% per annum and tranch "B" bears interest at LIBOR plus 1.375% per annum.

        The above loan is secured by a first preferred mortgage on the vessel Olympia Explorer.

        A partial principal moratorium was obtained for this facility (see note 15).

J. On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer" a debt reserve account of $20 million has been established for the purpose of covering: (a) the first two principal installments of the Olympia Explorer, payable upon delivery of the vessel, (b) the principal and interest installment on the Olympia Voyager, payable on June 28, 2002, and (c) the two interest installments on the Olympia Explorer, payable on October 25, 2002, and April 25, 2003. Part of the funding of this account was generated by a subordinated loan from Blohm + Voss of $6 million bearing interest at LIBOR plus 1.75% per annum and payable in 9 equal semi annual installments of $666,666 starting 15 April 2007.

K. On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer", a deferred payment agreement between the Company and Blohm + Voss was signed for Euro 1,753,786, dated 23 April, 2002, bearing interest at LIBOR plus 1.375% per annum and payable in 4 equal semi annual installments of Euro 438,447, starting 26 April 2003.

L. On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer", a further deferred payment agreement between the Company and Blohm + Voss was signed for Euro 2,914,434, dated 23 April, 2002, bearing interest at LIBOR plus 1.375% per annum and payable in 8 equal annual installments of Euro 364,304, starting 25 April 2003.

M. Pursuant to a resolution of its board of directors dated January 29, 2001, the Company has resolved to issue a convertible bond in the amount of $20 million. The convertible bond and any interest accruing thereon and the rights and interest of LTA (the bondholder) shall be subordinated to the banks' indebteness. On March 9, 2001 the Company received the amount of $20 million in respect of the above bond. This convertible bond mainly provides for the following:

        a.     The Company shall pay to the bondholder the principal amount and interest. Interest will be calculated at the rate of US LIBOR plus 2% per annum and will be added to the principal.

        b.     A rights issue has to be completed before March 31, 2007. The bondholder will have priority to receive any amount collected by the Company as a result of the rights issue and apply it towards the convertible bond. Any balance remaining unpaid under this convertible bond, will be converted into shares in the capital of the Company.

        c.     The number of shares to be offered to the offeree shareholders under the rights issue shall be such so as when multiplied by the rights issue price, it would, if all the shares comprising the rights issue were accepted by the offeree shareholders, produce the amount of $24 million.

        Aggregate annual maturities on all long-term debt are as follows (in thousands)

Year
2003	14,247
2004	46,365
2005	26,170
2006	27,074
2007	48,693
Thereafter	190,753

$353,302

        Under the loan facility agreement the Company is required to meet certain financial covenants related to the ratios of Current Assets to Current Liabilities, Total Liabilities to Shareholders Equity, and Shareholders Equity, at each measurement date, every year end. See also note 15, "Commitments and Contingencies".

        The Credit Agreements prohibit the Company from paying dividends in excess of 50% (and in certain circumstances (25%) of the Company's net income from the previously ended fiscal year.

8.     Restricted cash

        Restricted cash amounted to approximately $8 million, at November 30, 2002 and consisted of the following:

a. A debt reserve account with a balance of $4.9 million.

        The debt reserve account of initially $20 million has been established for the purpose of covering: (a) the first two principal installments of the Olympia Explorer, payable upon delivery of the vessel, (b) the principal and interest installment on the Olympia Voyager, payable on June 28, 2002, and (c) the two interest installments on the Olympia Explorer, payable on October 25, 2002, and April 25, 2003. The source of the funds was as follows:

  (i)
  $15 million from Blohm+Voss consisting of a $9 million ex-gratia payment and a $6 million subordinated loan and

  (ii)
  $5 million from the shareholders of ROC Holdings, the controlling shareholder of the Company, consisting of a $2.5 million loan facility from each of Silk Navigation Limited and Louis Tourist Agency Ltd.

b. A retention account with a balance of $2 million to cover part of the Voyager installment due to KFW on December 30, 2002.

c. $1.2 million certificates of deposit/escrow deposits.

9.     Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following (in thousands):

	2002	2001
Social security and tax withholdings	1,351	$891
Accrued wages and salaries	1,689	972
Accrued insurance	703	1,117
Accrued interest and similar charges	4,077	4,902
General and administrative expenses	869	634
Lay-up and dry-docking costs	1,509	1
Accrual for port related costs	750	—
Other amounts individually less than 5% of total	2,147	1,352

	$13,095	$9,619

10.   Other long term liabilities

        Other long term liabilities consist of the following (in thousands):

	2002	2001
Staff retirement indemnity reserve	$924	$749

        a.     Under Greek legislation, employees and lawyers on retainer are entitled to payments in the event of their involuntary termination or retirement from the company.The payments are determined pursuant to a formula based on the eligible individual's compensation at the date of termination or retirement and length of service upon termination or retirement and are payable in full immediately upon separation. Individuals who voluntarily terminate their employment prior to their eligible retirement date are not entitled to receive any payments. Because the amounts to which eligible individuals are entitled are not contingent upon future service, and because there is no pre-funding of the estimated liability, each year the company accrues the estimated amount eligible employees and lawyers on retainer are entitled to receive if they separated at the balance sheet date. The movement (in thousands) is as follows:

	2002	2001
Benefit obligation at beginning of the year	$749	$654
Service cost	317	108
Exchange rate changes	(111)	62
Benefits paid	(31)	(75)

Benefit obligation at end of the year	$924	$749

11.   Financial Instruments

Foreign Currency Options and Forward Contracts

Fair Value Hedging Strategy

        The Company entered into forward exchange contracts to hedge its firm commitment to pay for its new vessel Olympia Explorer in DeutchMarks. During the year ended November 30, 2002, these contracts expired upon delivery of the vessel. The Company recognized a loss of $0.1 million related to the ineffective portion of its hedging instruments. The loss has been included in Non-operating losses/gains in the Statement of Operations.

Derivative Instruments not designated as hedging Instruments

        On June 1, 2001, the Company sold a CAP on an already existing interest rate swaption agreement. The CAP is valued at $1.0 million at November 30, 2002 while the swap is valued at $6.4 million.

        These valuations represent amounts the Company would receive and pay if such contracts were closed at November 30, 2002, based on prices quoted by financial institutions.

        The Company is exposed to a credit loss in the event of non-performance by the other parties to the foreign currency forward exchange contracts. However, the Company does not anticipate nonperformance by the counterparty, as it is a large, well-established financial institution.

        The mark to market valuation of the outstanding instruments as at November 30, 2002, resulted in a loss of $1.6 million. The loss has been included in Non-operating losses/gains in the Statement of Operations.

Concentration of Credit Risk

        Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's agent base and their dispersion across many geographic areas.

Fair Value of Financial Instruments

        The method and assumptions used to estimate the fair value of each class of financial instrument for which it was practicable to estimate a value are as follows:

        Cash and cash equivalents, trade receivables, short term debt, and trade payables: The carrying amounts approximate the fair value because of the short maturity of these instruments.

        Long-term debt including current maturities:    The fair value is based on the current rates offered to the Company for similar debt of the same maturities. The majority of the interest rates are calculated at LIBOR plus a margin.

Financial Assets (Liabilities)—in thousands	Carrying Amount 2002	Fair Value 2002	Carrying Amount 2001	Fair Value 2001
Cash and interest bearing deposits	$3,356	$3,356	$4,302	$4,302
Trade receivables	13,685	13,685	9,074	9,074
Restricted cash	8,064	8,064	5,037	5,037
Short term debt	(9,679)	(9,679)	(6,732)	(6,732)
Trade payables	(27,152)	(27,152)	(16,008)	(16,008)
Long term debt including current maturities	(353,302)	(353,302)	(212,622)	(212,622)
Foreign currency forward contracts	—	—	(26,639)	(26,639)
CAP on interest rate swap	(945)	(945)	(2,280)	(2,280)
Interest rate swaps	(6,398)	(6,398)	(3,520)	(3,520)

12.   Income Taxes

        As a Liberian corporation engaged in the international operation of ships, the Company is not subject to income taxes, including U.S. corporate income taxes, on its shipping income. Certain of the Company's marketing offices may be subject to income taxation in their respective jurisdictions. Such amounts were not material.

13.   Operating and Capital Leases

        The company leases the vessel "Seawing" under a Capital lease agreement.

        Property, Plant & Equipment includes the following amounts for this lease that have been capitalized at November 30, 2002 (in thousand USD):

Vessel	$18,490
Less Accumulated Depreciation	$(2,949)

$15,541

        This agreement was entered into during 2001.

        The company recorded amortization expense of $1,586 and $1,363 on the lease vessel for the years ended November 30, 2002 and 2001. The current portion of the capital lease obligation is USD 4,201 and the long term portion is USD 9,491.

        The Company leases various facilities from related parties under non-cancellable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $890, $873 and $908 for the years ended November 30, 2002, 2001 and 2000 respectively.

        Future minimum lease payments under these non-cancellable operating and capital leases as of November 30, 2002 were as follows (in thousands):

Year	Operating Leases	Capital Leases
2003	$662	$5,382
2004	660	5,382
2005	670	5,382
2006	425	—
2007	248	—
Thereafter	10	—

Total Minimum Lease Payments	$2,675	$16,146

Amounts representing interest (with imputed Interest of 8.6%)		$(2,454)

Present Value of Minimum Lease Payments (including current portion of $4,201)		$13,692

14.   Shareholders' Equity

        The following represents an analysis of the changes in shareholders' equity for the years ended November 30, 2002, 2001 and 2000 (in thousands):

	Common Stock	Additional Paid in Capital	Retained Earnings	Shareholders' Net Investment	Total
Balance at November 30, 1999	140	111,864	679	—	112,683
Net income for 2000	—	—	1,569	—	1,569
Balance at November 30, 2000	140	111,864	2,248	—	114,252
Net Loss for 2001	—	—	(25,476)	—	(25,476)

Balance at November 30, 2001	140	111,864	23,228	—	88,776
Net loss for 2002	—	—	(26,756)	—	(26,756)

Balance at November 30, 2002	$140	$111,864	$(49,948)	—	62,020

15.   Commitments and Contingencies

Commitments

        Certain financial covenants in the K.F.W. loan agreements were not met at November 30, 2002.

        These were as follows:

Ratio of Total Liabilities to Shareholders' Equity	2.0:1
Ratio of Total Current Assets to Total Current Liabilities	0.6:1
Total Shareholders' Equity not below	$140 million

        The measurement date for these covenants is November 30 of each financial year. Subsequent to year end K.F.W. waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002.

        Certain financial covenants in the Fortis bank loan agreement were also not met at November 30, 2002.

        These were as follows:

	2002	2003
Minimum EBIDTA	$12 million	$15 million
Ratio of EBIDTA to Net Interest Expense	2.0:1	2.0:1

        The measurement date for these covenants is June 15 of each financial year. Subsequent to the year end, the bank agreed to waive unconditionally any breaches of covenants as at June 15, 2003.

  Principal in Arrears

        As at June 17, 2003, the Company was in default of principal payments amounting to approximately USD 18.8 million (USD 7.7 million as at November 30, 2002). The Company has obtained a moratorium from KFW and Fortis Bank that will postpone part of the repayment of the principal in arrears and of certain future principal installments that will become due after December 1, 2003. As already mentioned in note 7, part (D), the Commercial Bank loan has been reclassified to the current portion of the long term debt as the Company has defaulted on certain principal installments. Had the Company not obtained a moratorium on these loans, the current portion of the long term debt would have amounted to $28.9 million. The following schedule provides a reconciliation of the amounts before and after the moratorium:

Balances 30 November 2002 (Before moratorium):
Commercial Bank of Greece loan (see note 7 (D))	$2,371,500
Dynasty Navigation Corp (See note 7 (C))	2,000,000
Fortis Bank (See Note 7 (A))	11,041,666
Fortis Bank (See Note 7 (B))	1,458,333
KFW (See note 7 (H))	7,334,619
KFW (See note 7 (I))	3,447,081
Blohm+Voss (See note 7 (K and L))	1,233,005

Total current portion of long-term debt 30 Nov 2002 (Before moratorium)	$28,886,204	(A)
Adjusted for:
Fortis Bank Moratorium (See note 7 (A))	9,100,000
Fortis Bank Moratorium (See note 7 (B))	700,000
KFW (See note 7 (H))	2,392,007
KFW (See note 7(I))	2,447,081

Total moratorium to November 30, 2002	$14,639,088	(B)

Revised current portion of long-term debt (A minus B)	$14,247,116

        The current portion of long term debt consists of the following amounts:

Commercial Bank of Greece loan (see note 7 (D))	2,371,500
Dynasty Navigation Corp (See note 7 (C))	2,000,000
Fortis Bank (See Note 7 (A))	1,941,666
Fortis Bank (See Note (B))	758,333
KFW (See note 7 (H))	4,942,612
KFW (See note 7 (I))	1,000,000
Blohm+Voss (See note 7 (K and L))	1,233,005

Total current portion of long-term debt 30 November 2002 (after moratorium)	$14,247,116

        The amount of $14,639,088 for which a moratorium was obtained, will be paid as follows:

December 2, 2003—KFW payment (See note 7 (H))	$2,392,007
December 2, 2003—KFW payment (See note 7 (I))	2,447,081
December 16, 2003—Fortis Bank payment (see note 7 (B))	700.000
December 16, 2003—Fortis Bank payment (See note 7 (A))	9,100,000

Total payments	$14,639,088

        The moratorium agreements include the pledging of certain charter payments signed after June 17, 2003, in favour of the banks that granted the moratorium.

  FMC Bond

        Companies cruising out of US ports are required to have a Federal Maritime Commission (FMC) bond, which guarantees passengers a refund in case the cruise is cancelled and the Company is unable to refund any deposits. In winter 2002/2003, the FMC bond was facilitated by a guarantee facility obtained from Fortis Bank.

        Fortis Bank agreed to contribute up to $9 million to facilitate the FMC bond for Winter 2003/2004, conditional upon a number of payments of interest and principal (as per moratorium agreement above), a first mortgage on the Seawing being provided to Fortis (should the Company purchase the Seawing which is currently under a capital lease agreement), the pledging of all net proceeds from the Seawing to Fortis (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

Contingencies

        Various claims, suits and complaints, such as those involving government regulations, arise in the ordinary course of business. Such items amounting to approximately $789,000 as at November 30, 2002, consisted of legal fees in connection with various claims, and are recoverable through P&I insurance. An equivalent amount is included in other receivables. In the opinion of management, all such pending matters are of such kind, or involve such amounts, as would not have a material adverse effect on the Company's combined financial position, liquidity, cash flows or results of operations for any year.

16.   Impairment of Assets

        During 2002, Royal Olympic Cruises evaluated the ongoing values of the current fleet, in relation to FAS 121, whereby vessels book values required to be justified in terms of their future cash flows. As a result of such evaluation, one vessel previously held for sale, namely the Olympia I, carrying a net Book Value of $4,184,052 was reduced to $3,200,000. The reduction of $984,052 was based on an independent valuation from Masters' Cruise and Ferry Shipbroking.

17.   Inventories

        During 2002, the company initiated a process to identify excess and obsolete spare parts due to physical deterioration. As a result of this process, the company raised an allowance of $2.6 million, which has been included in the operating expenses of the Company as at November 30, 2002.

        The following is the movement in the Allowance for inventories account:

Balance at November 30, 2001	—
Provision, 2002	2,604

Balance at November 30, 2002	2,604

18.   Subsequent events

        Pursuant to a Board of Directors extraordinary meeting of April 11, 2003, Silk Navigation Ltd agreed to extend a $4 million loan to the company. The funds have already been made available to the company.

        In the months following November 30, 2002, the Euro has strengthened in relation to the US dollar. With revenues decreasing in US dollars, and the majority of our creditors and accruals being in Euro, the financial position of the company may be adversely affected.

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  Exhibit 3
Directors' Report & Review of Operations
TABLE OF CONTENTS
REPORT OF INDEPENDENT AUDITORS ERNST & YOUNG (HELLAS)